02 NOV 14 AM 9:23

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

06 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

02069071

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- News Release
- Financial Results
- Appendix 4B and attachments

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

1/13

FILE NO. 82-3809

02 NOV 14 AM 9:23

news release

st.george

6 November 2002
RE011102

St.George reports strong increase in profit

St.George Managing Director and CEO, Mrs Gail Kelly today announced that net profit before significant items increased by 34% to $505 million (FY2001 $376m) representing a strong underlying operating performance.

St.George reported a net profit after tax of $369 million (including significant items) for the year ended 30 September 2002. This represents a 10% increase from $336 million the previous financial year.

"St.George has delivered strong revenue growth while improving interest margins and improving its cost to income ratio," Mrs Kelly said.

The Board announced a final dividend of 42 cents. This takes the full year dividend to 80 cents, up from 65 cents for the previous year, a 23% increase.

The Dividend Reinvestment Plan will also operate for the final dividend, with no discount offered. Participation will be from a minimum of 100 shares without a cap on participation by individual shareholders.

"This year has been a watershed year for the Group. On July 1 we celebrated 10 years as a Bank, and our restrictive articles fell away. We have developed a strategy for growth and we have realigned our operations to be more customer focussed."

Mrs Kelly said that, as already announced, net significant items amounted to $136 million after tax and related to the write down of certain non-core investments and WealthPoint goodwill, restructuring costs associated with the Even Better Bank program, profits from the part sale of Cashcard and deferred expenditure write-offs.

Return-on-Equity increased from 16.6% to 19.6% and Earnings-Per-Share increased by 23% to 124.7 cents. Both of these calculations are before goodwill amortisation and significant items.

Contributing to St.George's operating performance was a profitable increase in lending and deposit volumes, managed funds growth, and strong growth in non-interest income. St.George also maintained its solid on-going credit quality. Key results include:

- Total lending assets, including securitised loans, increased by 9% from $45.9 to $50.2 billion;
- Interest margin improved to 2.80%;
- Retail deposits increased by 13% to $29.7 billion;
- Managed Funds increased by 13% to $17.4 billion;
- Total income before significant items increased by 13% to $2.17 billion;
- Expense-to-income decreased from 53.6% to 52.4%;
- Bad and Doubtful Debts were 0.16% of average assets and net non accrual loans declined from 0.12% to 0.09% of receivables; and
- Customer satisfaction, as measured by Roy Morgan, increased from 68.4% to 70.5% in August 2002 (most recent data), slightly increasing St.George's differential compared to the average of the major four banks.

Reflecting on the year, Mrs Kelly said, "The investment that the team has made in applying greater commercial rigour and discipline to the full life-cycle of projects will pay dividends in coming years. New

investment decision policies and processes lay the foundation for focussed attention on execution and benefits realisation. We have a strong team in place and we approach 2003 with confidence."

Importantly, the Group has now settled on the strategic priorities for next year and these include home loans, wealth management, implementing the integrated sales and service program, middle market commercial banking and further productivity improvements.

"Where 2002 was a year of taking stock of the underlying strengths of the Group, next year will be all about executing our well developed plans to continue and grow the Group's financial success. I am proud of our achievements this year and looking forward to the challenges ahead."

Overall, St.George will be targeting 10% EPS growth in 2003 and continuing double-digit growth in 2004 and 2005. The Bank has a target of reducing the cost to income ratio to below 50% in 2004.

Ends...

Media – Jeremy Griffith, Corporate Relations – 02 9236 1328 or 0411 259 432

FILE NO. 82-3809

St.George Bank Limited

ABN 92 055 513 070

GROUP FINANCIAL RESULTS

AND

DIVIDEND ANNOUNCEMENT

for the year ended

30 September 2002

Released

6 November 2002

Available on our Internet site at www.stgeorge.com.au

CONTENTS

1 Financial Summary

1.1 Results at a Glance

Financial Performance

- Profit after tax and before significant items was $505 million (30 September 2001: $376 million), an increase of 34.3%.
- Profit available to ordinary shareholders was $369 million (30 September 2001: $336 million), an increase of 9.8%.
- Net-interest income increased by 7.9% to $1,333 million, with an interest margin of 2.80%, up from 2.76% last year.
- Non-interest income before significant items was $834 million (30 September 2001: $682 million), an increase of 22.3%.
- Operating expenses before goodwill and significant items increased by 10.5% to $1,135 million, with an expense to income ratio of 52.4%, down from 53.6% last year.
- Basic earnings per ordinary share before significant items and goodwill amortisation increased to 124.7 cents (30 September 2001: 101.6 cents), an increase of 22.7%.
- Return on average ordinary equity before significant items and goodwill amortisation increased to 19.57% (30 September 2001: 16.56%).

Financial Position

- Total assets were $55.0 billion (30 September 2001: $52.1 billion), an increase of 5.7%.
- Lending assets (both on and off-balance sheet) were $50.2 billion (30 September 2001: $45.9 billion), an increase of 9.2%.
- Residential receivables (including securitisation) were $36.2 billion (30 September 2001: $33.3 billion), an increase of 8.6%.
- Commercial loans (including securitisation, bill acceptances and trading securities bills) were $11.9 billion (30 September 2001: $10.6 billion), an increase of 12.4%.
- Consumer receivables were $3.1 billion (30 September 2001: $2.4 billion), an increase of 30.2%.
- Retail funding was $29.7 billion (30 September 2001: $26.2 billion), an increase of 13.3%.

Dividends

- A higher final ordinary dividend of 42 cents per ordinary share, fully franked (30 September 2001: 34 cents) has been declared by the Board. This brings the total dividend to 80 cents, an increase of 23.1%.
- The Dividend Reinvestment Plan will operate for the final dividend with no discount.

Other

- Managed funds stood at $17.4 billion (30 September 2001: $15.4 billion), an increase of 13.4%. SEALCORP grew 12.3% to $12.4 billion.
- Net non-accrual loans as a percentage of net receivables decreased from 0.12% at 30 September 2001 to 0.09% at 30 September 2002.

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities (the Group) for the year ended 30 September 2002. The Group's financial results have been subject to an independent audit by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability.

		—Six months to—		—Twelve months to—	
		Sept 2002	March 2002	**Sept 2002**	Sept 2001
TOTAL ON BALANCE SHEET ASSETS	$m	55,004	52,577	**55,004**	52,056
SECURITISED RECEIVABLES	$m	5,729	6,065	**5,729**	5,070
OPERATING PROFIT					
Before preference dividends and:					
- after income tax, OEI [1] and before goodwill and significant items	$m	343	330	**673**	544
- after income tax, OEI, goodwill and before significant items	$m	289	274	**563**	445
- after income tax, OEI, goodwill and significant items	$m	240	187	**427**	405
After preference dividends and:					
- after income tax, OEI and before goodwill and significant items	$m	315	300	**615**	475
- after income tax, OEI, goodwill and before significant items	$m	261	244	**505**	376
- after income tax, OEI, goodwill and significant items (available to ordinary shareholders)	$m	212	157	**369**	336
UNDERLYING PROFIT	$m	531	500	**1,031**	887
RETURN ON AVERAGE ASSETS (Annualised)					
- after income tax, OEI and before goodwill, significant items and preference dividends		1.27%	1.25%	**1.26%**	1.09%
- after income tax, OEI, goodwill and significant items and before preference dividends		0.89%	0.71%	**0.80%**	0.81%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (Annualised)					
- after income tax, OEI and before goodwill, significant items and preference dividends		2.17%	2.18%	**2.17%**	1.90%
- after income tax, OEI, goodwill and significant items and before preference dividends		1.52%	1.23%	**1.38%**	1.42%
RETURN ON AVERAGE ORDINARY EQUITY (Annualised)					
- after income tax, OEI, preference dividends and before goodwill and significant items		19.84%	19.33%	**19.57%**	16.56%
- after income tax, OEI, preference dividends, goodwill and before significant items		16.44%	15.73%	**16.07%**	13.11%
- after income tax, OEI, preference dividends, goodwill and significant items		13.35%	10.12%	**11.74%**	11.71%
EXPENSES AS % AVERAGE ASSETS - (excluding goodwill and significant items)		2.14%	2.12%	**2.13%**	2.07%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		52.1%	52.7%	**52.4%**	53.6%
INTEREST MARGIN		2.82%	2.77%	**2.80%**	2.76%
ORDINARY DIVIDEND (Fully franked)	Cents	42.0	38.0	**80.0**	65.0
EARNINGS PER ORDINARY SHARE (Annualised)					
Basic					
- before goodwill and significant items	Cents	126.9	122.4	**124.7**	101.6
- after goodwill and significant items	Cents	85.3	64.0	**74.8**	71.9
Diluted					
- before goodwill and significant items	Cents	126.2	122.0	**124.1**	101.4
- after goodwill and significant items	Cents	86.1	65.6	**76.0**	72.4
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	3.68	3.40	**3.68**	3.28
CAPITAL ADEQUACY RATIO		10.8%	10.8%	**10.8%**	11.1%

(1) OEI refers to Outside Equity Interests in controlled entities.

1.2 Group Highlights (cont...)

Net Interest Income

- Net interest income for the year was $1,333 million (30 September 2001: $1,235 million), an increase of 7.9%. The increase is due to growth in average interest earning assets by 6.5% since September 2001 and the improvement in the net interest margin to 2.80% from 2.76% last year.

Non-Interest Income

- Non-interest income (excluding significant items) was $834 million (30 September 2001: $682 million), an increase of 22.3%. Non-interest income now accounts for 38.5% of total income (30 September 2001: 35.6%). Non-interest income growth was achieved from fee initiatives introduced last year through the Best Bank Redesign, increased financial markets income, growth in securitisation and managed funds income.
- Managed funds have continued their solid growth to $17.4 billion at 30 September 2002 (30 September 2001: $15.4 billion), an increase of 13.4%.

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items, decreased to 52.4% (30 September 2001: 53.6%) due to efficiency gains and non-interest income initiatives introduced through the Best Bank Redesign together with growth achieved in average interest earning assets.
- Operating expenses before goodwill and significant items were $1,135 million for the current year (30 September 2001: $1,027 million), an increase of 10.5%. The increase is partly due to the acquisition of WealthPoint in November 2001, with eleven months of WealthPoint's operating expenses totalling $28 million included in the current year result. Further factors contributing to the increase were business volume growth in electronic banking transactions, additional deferred expenditure amortisation arising from Best Bank Redesign computer enhancements and a rise in occupancy costs following the sale and lease-back of a number of premises.

Income Tax

- Income tax expense (before significant items) increased by $5 million to $270 million this year. From 1 October 2001, the corporate income tax rate reduced to 30% from 34%.

Shareholder Returns

- Return on average ordinary equity before goodwill and significant items increased to 19.57% (30 September 2001: 16.56%).
- Basic earnings per ordinary share before goodwill and significant items increased to 124.7 cents (30 September 2001: 101.6 cents).
- The Board has declared a final ordinary dividend of 42 cents per ordinary share, payable on 13 December 2002. This dividend will be fully franked at 30%.

1.2 Group Highlights (cont...)

Capital Management

The Group's capital position remains strong with Tier 1 capital at 7.5% and Tier 2 at 3.4%. During the year the following initiatives were undertaken:

- Completion of $1.8 billion securitisation of residential loan receivables through the Crusade Programme in March 2002
- Completion of $750 million securitisation of residential loan receivables through the Crusade Programme in September 2002.
- Completion of $200 million subordinated debt raising in February 2002.
- Completion of $100 million subordinated debt raising in September 2002.
- 11.9 million shares issued under the Bank's Dividend Reinvestment Plan (DRP) during the year raising $204 million of capital.

The DRP will operate for the final dividend with no discount.

Given the strong level of internal capital generation, it is expected that there will be the potential for some share buy back activity during the year ending 30 September 2003.

Assets and Asset Quality

- Lending assets (on and off-balance sheet) were $50.2 billion (30 September 2001: $45.9 billion), an increase of 9.2%.
- Bad and doubtful debts expense for the year ended 30 September 2002 rose by $10 million to $87 million (30 September 2001: $77 million) due to an increase in the general provision for doubtful debts.
- The combination of the tax effected balance of unearned income on mortgage insurance premiums of $16 million with the general provision of $152 million is $6 million above the accepted industry level of 0.50% of risk-weighted assets.

Residential Lending

- On and off balance sheet residential loans grew 8.6% over the twelve months to 30 September 2002, from $33.3 billion to $36.2 billion. Market share has been trending downwards over the year. It is expected that market share will stabilise over the next year by improving loan officer productivity, introducing new customer retention initiatives and more effectively utilising the third party broker market.
- St.George through its Portfolio loan maintains a leading market position for home equity loan approvals.

Retail Funding

- At 30 September 2002 retail deposits were $29.7 billion, an increase of 13.3% from 30 September 2001, reflecting strong growth in dragondirect balances and Portfolio Cash Management Account.

Managed Funds

- Solid growth in managed funds, increasing by 13.4% to $17.4 billion over the year (30 September 2001: $15.4 billion).

2 Business Summary

2.1 Strategy

2.1.1 Strategic Overview

The Bank's strategic vision is that:

"Customers value St.George as the best partner to manage their finances and build wealth"

Building upon its vision, St.George's six business goals are:

- Deepen and strengthen relationships with customers in its chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on customer service
- Accelerate and empower relationship-based selling
- Optimise cost structure
- Build team and performance culture

The Even Better Bank (EBB) program which was completed during the year will facilitate the delivery of St.George's business goals by focussing initially on the following priorities:

1. New Business Model and Integrated Sales and Service

As part of the review, St.George has restructured its business around its distinct customer segments to enhance customer service and cross-sell opportunities. A fully integrated sales and service system is also being developed and will reflect the shift from product-based silos to the new customer led model. Implementation will be supported with training and coaching to build sales and service competencies. It will also include appropriate measures and rewards. Implementation of this new business model is well underway.

2. Wealth Management

Wealth Management has also been identified as a priority. Currently, less than 2% of St.George customers utilise the Group's wealth products compared to 6% for some of its competitors. Among the Group's Gold customers less than 5% hold its wealth products. A number of actions are underway including improving data mining capabilities, a focus on leads-management and lifting the productivity and skills of the internal sales channels. From 1 October 2002, the Gold Segment has been migrated to the Wealth Management Division to better align our Wealth Management focus.

SEALCORP, which has an established track record and affinity with the adviser network that is unique amongst the major banks, will be leveraged both within the existing St.George customer base and externally.

3. Home Loans

The management, retention and growth of the home loans book is a key priority. In recent years, the Group has experienced a decline in its home loan market share in the "owner-occupied" segment. It is intended to arrest this decline (2003) and reverse it (2004 and 2005). The focus will be on retention, lender productivity, sales management and broadening the appeal to the broker channel. New mobile lenders will also be introduced in Queensland and Victoria.

2.1 Strategy (cont...)

4. Middle Market

In the area of Middle Market, the priority will be on enhancing capability around specific industry segments, refining the relationship model to increase business development resources and selectively expanding the geographic footprint. St.George currently enjoys a noticeable customer satisfaction advantage over the major banks.

5. Brand

St.George has commenced a Brand review that will be completed by December 2002. The focus of the Group will be to build on the current strong Brand attributes of community orientation and customer service. The Group is committed to maintaining its current positive service differential over the majors.

6. Productivity Management

As a result of the recent review, savings of $60 million pre-tax in 2003, increasing to $80 million in 2004 and subsequent years will be achieved. This is expected to restrict percentage expense growth in 2003 to low single digits after appropriate re-investment to fund growth initiatives.

Cost savings include reductions in middle management, rationalisation of IT expenditure, improved procurement practices and a range of other initiatives.

Overall, there will be 390 positions made redundant across the Group, of which a significant percentage has already occurred. No customer-facing staff are affected. Over 2003 and 2004, some additional staff will be employed to support the customer led growth initiatives.

2.1.2 Team Agenda for Full Year 2003

The focus of the Bank over the next year is to:

- maintain momentum in core businesses;
- execute the six first phase priorities as noted in the Strategic Overview;
- re-engineer core business and back office processes to improve efficiency and service;
- design and develop the Wealth Management strategy; and
- develop strategies to further augment growth.

2.2 Achievements

2.2.1 Executive Leadership

Four new Group Executives were appointed during the year - Mr Andrew Thorburn as Group Executive-Personal Customers, Mr Peter Clare, Group Executive-Strategy, Mr Paul Fegan, Group Executive-Wealth Management and Mr Rob Chapman, Managing Director-BankSA.

Group Executives who left the Bank during the year were Mr Bill Ott, Group Executive-Personal and Small Business Banking and Mr Richard Cawsey, Group Executive-Investment Services. Mr Lou Morris retired as Managing Director-BankSA during the year.

The new Group Executives bring extensive experience to the team to complement the other executives who have a solid track record with St.George.

2.2 Achievements (cont...)

2.2.2 Credit Quality

St.George continues to maintain excellent asset quality. Bad debts as a percentage of average assets stand at 0.16%. Net non-accrual loans as a percentage of net loans and receivables is 0.09%. Past due loans have fallen to $116 million at 30 September 2002 from $131 million at 30 September 2001.

In May 2002, Moody's Investors Service upgraded St.George's long-term deposit and senior debt ratings to A2 from A3 and short-term deposit and debt ratings to Prime-1 from Prime-2. St.George's financial strength rating was raised to C+ from C.

Moody's cited a number of factors that had an influence on the upgrade, including St.George's "positive franchise development, maintenance of a generally low risk profile and prospects for efficiency gains".

During the year, Fitch Ratings upgraded St.George Insurance Pte Limited (SGI – a wholly owned captive lender's mortgage insurer of St.George) from A+ to AA-. The ratings upgrade reflects the financial health of St.George and prudent reinsurance arrangements of SGI.

2.2.3 St.George Equity Finance Limited

On 22 October 2001, the Group acquired 100% of Deutsche Equity Lending Australia Limited (now St.George Equity Finance Limited) and Deutsche ML Nominees Limited (now Target Nominees Limited). Goodwill on acquisition totalled $9 million and is being amortised over a ten year period. The acquisitions contributed to the growth in the Group's margin lending portfolio during the year. At 30 September 2002, the total portfolio stood at $813 million. In August 2002, St.George's margin lending product was given a five star rating by independent research group CANNEX. The five star rating is recognition of many product features and enhancements that have been added over the last year. These include provision of internet access, which enables financial planners and stockbrokers to access their client's margin lending details online.

2.3 WealthPoint Group

On 5 November 2001, WealthPoint Limited became a wholly owned subsidiary. The consideration paid for 52 million shares and 10 million options that the Group did not already hold was $34 million after including related acquisition costs.

Goodwill on acquisition totalled $139 million. Following a strategic review of the Wealth Management Division, $72 million of goodwill was written off at 31 March 2002.

WealthPoint non-core businesses were disposed of during the year. These businesses were Falkiners Stockbroking, Bourse Education, Hotcopper, and Bourse Data. The Assirt Software businesses that support SEALCORP have been fully integrated into SEALCORP to eliminate duplication of effort and resources.

2.4 Future Prospects

As for most businesses, there is considerable uncertainty about the economic environment in the year ahead. In particular, fluctuations in equity markets and geopolitical instability are causing concerns worldwide. The recent drought has also impacted the Australian farm sector and is expected to weigh on economic growth next year.

The global growth outlook is generally listless, with the US economy showing tepid signs of an upturn, the Japanese economy still under performing and the German economy showing renewed signs of weakness. Globally, manufacturing activity, which appeared to have turned the corner, has now begun contracting again. However, manufacturing in the Asian region, the emerging bright spot, excluding Japan, appears to be on an upward trend. Historically low interest rates and stimulatory fiscal policy in most countries should be supportive of global growth over the coming year.

While the US economic recovery is the biggest risk, the domestic outlook, however, remains positive. Australia maintains one of the highest rates of growth of any developed nation and appears well positioned to continue its strong performance. The retail sector has had a strong performance, business investment is expected to rise in 2003, and corporate earnings have remained relatively solid. If interest rates remain low, the economy is expected to perform well in the medium term. Unemployment is expected to remain around 6%.

Low interest rates have also been driving growth in the housing sector. It is anticipated that there will be a softening in this market in 2003 with growth in the order of 8-10 per cent, rather than the double digits experienced over the past year. St.George has a number of plans in place to achieve residential lending growth in 2003 that is in line with the market. These plans include a stronger focus on retention of existing balances. The Bank is not concerned about residential lending credit quality because its portfolio and lending policies are conservative.

It is expected that the business lending market will grow by 6-7% in 2003. St.George anticipates that it can continue to grow faster than the total system in middle market relationship banking. This confidence is based on a successful model which has a strong focus on the most valuable Key Account Relationship segment.

In terms of specific indicators, St.George is targeting 10 percent earnings per share growth in 2003 and continuing double-digit growth in 2004 and 2005. The Bank has a target of reducing the cost to income ratio to below 50 per cent in 2004.

3 Financial Analysis

3.1 Group Performance Summary

	----Six months to----		----Twelve months to----	
	Sept 2002 $'m	March 2002 $'m	**Sept 2002 $'m**	Sept 2001 $'m
Interest income	1,571	1,493	**3,064**	3,311
Interest expense	886	845	**1,731**	2,076
Net interest income	685	648	**1,333**	1,235
Non-interest income	423	411	**834**	682
Significant items	18	-	**18**	8
Total non-interest income	441	411	**852**	690
Bad and doubtful debts expense	53	34	**87**	77
Operating expenses	631	614	**1,245**	1,126
Significant items	90	94	**184**	58
Total operating expenses	721	708	**1,429**	1,184
Share of net loss of equity accounted associates	-	1	**1**	3
OPERATING PROFIT BEFORE INCOME TAX	352	316	**668**	661
Income tax expense	135	135	**270**	265
Income tax benefit on significant items	(23)	(7)	**(30)**	(10)
Total income tax expense	112	128	**240**	255
OPERATING PROFIT AFTER INCOME TAX	240	188	**428**	406
Outside equity interests (OEI)	-	1	**1**	1
OPERATING PROFIT AFTER INCOME TAX AND OEI	240	187	**427**	405
Preference dividends:				
- Converting Preference Shares (CPS)	-	-	**-**	16
- Depositary Capital Securities (DCS)	19	20	**39**	41
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	9	10	**19**	12
	28	30	**58**	69
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	212	157	**369**	336


Operating Profit and Return on Average Ordinary Equity
650
600
550
500
450
400
350
300
250
200
$ million
20%
18%
16%
14%
12%
10%
341
358
384
475
615
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

3.1.1 Underlying Profit

The underlying profit for the Group increased 16.2% to $1,031 million compared to 30 September 2001.

	Six months to		Twelve months to	
	Sept 2002 $'m	March 2002 $'m	**Sept 2002 $'m**	Sept 2001 $'m
Operating profit after income tax and outside equity interests	240	187	**427**	405
Add: Outside equity interests	-	1	**1**	1
Operating profit after income tax	240	188	**428**	406
Add:				
Income tax expense	135	135	**270**	265
Net loss on significant items	49	87	**136**	40
Charge for bad and doubtful debts	53	34	**87**	77
Goodwill amortisation	54	56	**110**	99
Underlying Profit	531	500	**1,031**	887
Underlying Profit as a percentage of average assets (annualised)	1.97%	1.90%	**1.93%**	1.78%

Factors driving the growth in underlying profit during the year were:

- growth in managed funds;
- full financial benefit of Best Bank non-interest income and cost efficiency initiatives;
- growth in average interest earning assets;
- strong financial markets income result;
- growth in business volumes; and
- improved interest margin.


Underlying Profit
$ million
1,000
900
800
700
600
500
400
665
709
747
887
1,031
2.00%
1.90%
1.80%
1.70%
1.60%
1.50%
1.40%
1.30%
1.20%
1.10%
1.00%
Sep 1998
Sep 1999
Sep 2000
Sep 2001
Sep 2002
Underlying profit
Underlying profit as a percentage of average assets

3.1.2 Significant items

Individually significant items according to AASB 1018 are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group.

	Six months to Sept 2002 $'m	Six months to March 2002 $'m	Twelve months to Sept 2002 $'m	Twelve months to Sept 2001 $'m
Non-interest income				
Non-interest income before significant items	423	411	**834**	682
Significant items				
- Profit on sale of shares [(i)]	18	-	**18**	-
- Write back of excess provisions	-	-	-	8
	18	-	**18**	8
Total non-interest income	441	411	**852**	690
Operating expenses				
Operating expenses after goodwill and before significant items	631	614	**1,245**	1,126
Significant items				
- Write-down of investments [(ii)]	-	22	**22**	30
- Goodwill write-off [(iii)]	-	72	**72**	-
- Restructure costs [(iv)]	30	-	**30**	-
- Write off of deferred expenditure balances [(v)]	60	-	**60**	-
- Write-down of investment in WealthPoint Limited	-	-	-	22
- Write-down of investment in SMS Management and Technology Limited	-	-	-	6
	90	94	**184**	58
Total operating expenses	721	708	**1,429**	1,184
Income tax expense				
Income tax expense before significant items:	135	135	**270**	265
Significant items				
- Income tax expense on profit on sale of shares	4	-	**4**	-
- Income tax benefit on write-down of investments	-	(7)	**(7)**	(10)
- Income tax benefit on restructure costs	(9)	-	**(9)**	-
- Income tax benefit on deferred expenditure balances write-off	(18)	-	**(18)**	-
- Income tax expense on write-back of excess provisions	-	-	-	2
- Income tax benefit on write-down of SMS Management and Technology Limited	-	-	-	(2)
	(23)	(7)	**(30)**	(10)
Total income tax expense	112	128	**240**	255
Summary of significant items				
Total pre-tax loss from significant items	(72)	(94)	**(166)**	(50)
Less: Total tax benefit attributable to significant items	(23)	(7)	**(30)**	(10)
Net loss from significant items	(49)	(87)	**(136)**	(40)

(i) Profit on sale of shares

In September 2002, the Bank entered into an agreement to sell 16,850,145 shares it held in Cashcard Australia Limited. A profit of $18 million ($14 million after tax) was recognised in respect of this transaction.

(ii) Write-down of Investments

Investments have been written down by $22 million ($15 million after tax) at 31 March 2002, reflecting a downward revision of their future anticipated revenues.

3.1.2 Significant items (cont...)

(iii) WealthPoint Goodwill Written-Off

A strategic review of the Wealth Management Division was conducted during the year. As a result of the strategic review and the reassessment of the future benefits associated with ongoing WealthPoint businesses, an additional $72 million of goodwill has been written-off at 31 March 2002.

(iv) Restructure costs

As a result of the Even Better Bank (EBB) project, the Group recognised a restructuring charge of $30 million ($21 million after tax) at 30 September 2002. The restructuring charge includes staff redundancy payments, outplacement services and costs associated with properties no longer required.

(v) Write-off of deferred expenditure

The deferred expenditure write-off of $60 million ($42 million after tax) has resulted from a detailed review of both completed projects and projects under development. The write-off comprises the following:

- $31 million due to a reduction in expected future benefits, including certain specific elements of the St. George/Advance Bank core computer systems integration, a component of the work done on the Bank's new front end lending platform and certain projects cancelled as a direct result of EBB.
- $19 million resulting from the refinement of the Group's capitalisation policy which now involves expensing all development costs below $200,000 and all project support costs.
- $10 million due to certain system developments having superseded functionality and revisions to their estimated useful life.

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the year ended 30 September 2002 was $1,333 million (30 September 2001: $1,235 million), an increase of 7.9%.

Twelve months to	September 2002		September 2001		September 2000	
	Balance $'m	Rate	Balance $'m	Rate	Balance $'m	Rate
Actuals						
Net Interest Income	1,333		1,235		1,172	
Averages						
Interest Earning Assets	47,690	6.42%	44,789	7.39%	43,451	7.35%
Interest Bearing Liabilities	46,499	3.72%	44,247	4.69%	42,393	4.77%
Interest Spread		2.70%		2.70%		2.58%
Interest Margin		2.80%		2.76%		2.70%

The increase in net interest income was due to growth in average interest earning assets of 6.5% since 30 September 2001. Other factors were the stability in the interest margin which increased from 2.76% to 2.80% in the year as a result of growth in retail funding together with the benefit gained from the ongoing securitisation of residential loans.


Net Interest Income and Interest Margin
$ million
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
900
2.85%
2.80%
2.75%
2.70%
2.65%
2.60%
1,158
1,139
1,172
1,235
1,333
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Net Interest Income
Interest Margin

3.1.4 Non-Interest Income

Non-interest income has grown 22.3% to $834 million (before significant items) from $682 million in the prior year. WealthPoint's operations contributed $22 million to non-interest income for the period 5 November 2001 to 30 September 2002.

	Six months to		Twelve months to	
	Sept 2002 $'m	March 2002 $'m	**Sept 2002 $'m**	Sept 2001 $'m
Non-interest income				
Financial markets income	14	31	**45**	31
Profit on sale of investment securities	-	-	**-**	6
Product fees and commissions				
- Lending	42	39	**81**	77
- Deposit and other accounts	182	172	**354**	310
Securitisation service fees	37	36	**73**	44
Managed funds fees	92	86	**178**	152
Dividend income	-	2	**2**	2
Net profit on disposal of land and buildings	1	-	**1**	5
Profit on sale of shares	4	-	**4**	2
Factoring and invoice discounting income	10	10	**20**	14
Bill acceptance fees	18	14	**32**	18
Rental income	7	7	**14**	13
Brokerage and clearing fees	4	6	**10**	-
Other	12	8	**20**	8
Non-interest income before significant items	423	411	**834**	682
Significant items				
Profit on sale of shares	18	-	**18**	-
Write back of excess provisions	-	-	**-**	8
TOTAL NON-INTEREST INCOME	441	411	**852**	690
Non-Interest Income as a % of Average Assets (annualised)				
- before significant items	1.57%	1.56%	**1.56%**	1.37%
- after significant items	1.63%	1.56%	**1.60%**	1.39%
Non-Interest Income as a % of Total Income				
- before significant items	38.2%	38.8%	**38.5%**	35.6%
- after significant items	39.2%	38.8%	**39.0%**	35.8%

Financial markets generate net interest income and non-interest income. Net interest income earned on the financial markets trading portfolio was $17 million (30 September 2001: $30 million). Therefore, total financial markets income was $62 million (30 September 2001: $61 million).

Financial markets non-interest income primarily represents gains and losses made on foreign exchange and derivative transactions, realised gains and losses on disposal of trading securities and unrealised market value adjustments on trading securities.

3.1.4 Non-Interest Income (cont...)

The following factors have driven the growth in non-interest income:

- Lending income increased over the year due to solid growth in loans and receivables and the full impact of Best Bank Redesign lending fee initiatives, despite the offering of discounted home loan establishment fees during the year. The use of third party mortgage brokers impacts lending fee income on residential loans with commission expense being netted against lending fees.

- Deposits and other accounts income increased by 14.2% over the year as a result of increased transaction activity driven by expanded ATM and EFTPOS terminals. The full impact of Best Bank Redesign pricing initiatives also had a favourable effect. The result in the second half of the year was favourably impacted by the recognition of $9 million of income previously deferred relating to the Group's mortgage insurance activities. This favourable impact has been offset by an equivalent after tax increase of $7 million in the Group's general provision for doubtful debts.

- Growth in securitisation service fees is driven by the Bank's ongoing securitisation programmes with the balance of the securitised loans increasing by 13.0% to $5,729 million at 30 September 2002 compared to $5,070 million at 30 September 2001.

- Managed funds fee income grew by 17.1% to $178 million over the year reflecting the 13.4% growth in managed funds over 30 September 2001.

- The increase in bill acceptance fee income to $32 million compared to $18 million for the 30 September 2001 year is attributable to strong growth in this product of $492 million to $1,662 million at 30 September 2002.

- Brokerage and clearing fees of $10 million for the year are attributable to WealthPoint's controlled entities, Falkiners Stockbroking and Australian Clearing Services. Falkiners Stockbroking was sold during the year.

- Other non-interest income grew to $20 million in the year (30 September 2001: $8 million) primarily due to the inclusion of revenues from WealthPoint's software and research businesses.

3.1.5 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

	Sept 2002 $'m	Sept 2001 $'m	Sept 2000 $'m
Income			
Managed funds fees for the financial year	**178**	152	134
Managed funds			
Funds under management	**3,093**	2,567	3,137
Funds under administration (SEALCORP)	**12,402**	11,040	9,285
Funds under advice	**1,952**	1,784	1,165
Total Managed Funds	**17,447**	15,391	13,587

Managed funds have grown 13.4% compared to 30 September 2001. SEALCORP grew 12.3% over the year. Managed funds growth in the second half of the year was impacted by investment market volatility.

Funds management continues to provide income diversification and growth, with fee income reaching $178 million for the year, an increase of 17.1%. SEALCORP contributed $131 million to managed funds fees for the year ended 30 September 2002 (30 September 2001: $117 million).


Managed Funds
12,000
10,000
8,000
6,000
4,000
2,000
0
$ million
180
160
140
120
100
80
60
40
20
0
$ million
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
SEALCORP
Other Managed Funds
APF
Managed Funds Fees (RHS)

3.1.6 Operating Expenses

	Six months to		Twelve months to	
	Sept 2002 $'m	March 2002 $'m	**Sept 2002 $'m**	Sept 2001 $'m
Staff expenses				
Salaries	229	214	**443**	397
Contractors' fees	5	7	**12**	17
Superannuation	18	17	**35**	31
Payroll tax	15	14	**29**	26
Fringe benefits tax	6	4	**10**	8
Other	13	16	**29**	28
Total Staff expenses	286	272	**558**	507
Computer and equipment costs				
Depreciation	19	18	**37**	34
Amortisation - Deferred expenditure	35	31	**66**	46
Rental on operating leases	9	8	**17**	17
Other	33	37	**70**	67
Total Computer and equipment costs	96	94	**190**	164
Occupancy costs				
Depreciation	16	16	**32**	31
Rental on operating leases	27	27	**54**	48
Other	20	20	**40**	37
Total Occupancy costs	63	63	**126**	116
Administration expenses				
Fees and commissions	13	14	**27**	26
Advertising and public relations	26	27	**53**	49
Telephones	6	8	**14**	17
Printing and stationery	20	15	**35**	26
Postage	9	8	**17**	14
Other	58	57	**115**	108
Total administration expenses	132	129	**261**	240
Operating expenses before goodwill and significant items	577	558	**1,135**	1,027
Goodwill amortisation	54	56	**110**	99
Operating expenses after goodwill and before significant items	631	614	**1,245**	1,126
Significant items				
- Write-down of investments	-	22	**22**	30
- Goodwill write-off	-	72	**72**	-
- Restructure costs	30	-	**30**	-
- Write off of deferred expenditure balances	60	-	**60**	-
- Write-down of investment in WealthPoint Limited	-	-	**-**	22
- Write-down of investment in SMS Management and Technology Limited	-	-	**-**	6
	90	94	**184**	58
TOTAL OPERATING EXPENSES	721	708	**1,429**	1,184
Ratios (before goodwill and significant items)				
Operating Expenses (annualised) as a % of Average Assets	2.14%	2.12%	**2.13%**	2.07%
Expense to Income ratio	52.1%	52.7%	**52.4%**	53.6%

3.1.6 Operating Expenses (cont...)


Operating Expenses and Total Operating Income
$ million
2,500
2,000
1,500
1,000
500
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
48.0%
892
1,537
941
1,614
1,003
1,724
1,027
1,917
1,135
2,167
Sep 1998
Sep 1999
Sep 2000
Sep 2001
Sep 2002
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and other administration. Total operating expenses (before goodwill and significant items) were $1,135 million for the year ended 30 September 2002 (30 September 2001: $1,027 million) an increase of 10.5%.

This result includes the impact of additional operating expenses of $28 million of WealthPoint Limited for the period 5 November 2001 to 30 September 2002.

Staff Expenses

The $51 million increase in staff expenses to $558 million from $507 million last year is due to the following factors:

- Inclusion of $15 million of staff costs for WealthPoint following its acquisition in November 2001. At acquisition, WealthPoint had 250 full time equivalent staff. WealthPoint's staff numbers have fallen to 93 full time equivalent staff at 30 September 2002 as a result of realising synergy benefits and divesting non-core businesses.

- An enterprise agreement average wage increase of 6.4% (including performance pay component) was granted on 1 October 2001. Other staff received an average salary increase of 4.5% effective 1 October 2001.

- Salaries expense increased by $15 million in the second half of the year. This increase was partly attributable to $6 million of termination payments made to Information Technology and Wealth Management staff impacted by restructuring activities and also senior executives. This $6 million was not included in the EBB restructure charge. Despite a lower number of full time equivalent (FTE) staff at 30 September 2002 (7,342 FTE) compared to 31 March 2002 (7,463 FTE), the average number of FTE staff in the second half was 142 higher, primarily driven by growth in business activities which increased salary expense by a further $6 million. While the majority of EBB staff reductions are complete, the restructuring occurred in the latter months of the second half of the year and hence had only a small impact.

3.1.6 Operating Expenses (cont...)

Computer and Equipment Costs

The increase of $26 million or 15.9% to $190 million from $164 million in the prior year is due to the following:

- An increase of 43.5% or $20 million in deferred expenditure amortisation is mainly due to $73 million of expenditure capitalised in the 2001 year, to enhance the Bank's computer systems as part of the Best Bank Redesign.

Computer and equipment costs increased by 2.1% in the second half of the year.

Occupancy Costs

Occupancy costs increased to $126 million for the year, up 8.6% on the previous year's expense of $116 million. The increase in occupancy costs is due to the sale and lease back of a number of properties since 30 September 2001 and rising energy costs. Occupancy costs remained steady in the second half of the year.

Administration Expenses

Administration expenses for the year ended 30 September 2002 were $261 million (30 September 2001: $240 million), an increase of 8.8%.

This is partly due to the inclusion of WealthPoint's other operating expenses of $6 million for the eleven months to 30 September 2002, increased insurance costs and project costs, including consultancy fees, attributable to the EBB and other programs of $6 million. Printing and stationery also increased as a result of additional marketing activities in the dragondirect channel together with costs associated with Privacy Act compliance.

Goodwill Amortisation

Goodwill amortisation for the year ended 30 September 2002 was $110 million (30 September 2001: $99 million), an increase of 11.1%. The increase is due to the acquisition of WealthPoint Limited and Deutsche Equity Lending Australia Limited (now St.George Equity Finance Limited), which resulted in additional goodwill amortisation.

3.1.7 Bad and Doubtful Debts Expense

Bad and doubtful debts expense (net of recoveries) for the year ended 30 September 2002 was $87 million (30 September 2001: $77 million). The Group's bad debt charge as a percentage of average assets increased only slightly when compared to the prior year, reflecting the Bank's excellent asset quality and conservative lending mix relative to other market participants.

	Six months to		Twelve months to	
	Sept 2002 $'m	March 2002 $'m	**Sept 2002 $'m**	Sept 2001 $'m
Bad and doubtful debts expense (net of recoveries)				
Residential loans	3	1	**4**	5
Commercial loans	21	15	**36**	45
Consumer loans	13	12	**25**	21
Other	3	2	**5**	5
	40	30	**70**	76
Net general provision movement during the period	13	4	**17**	1
Bad and doubtful debt expense	53	34	**87**	77
As a percentage of average risk weighted assets (annualised)	0.33%	0.22%	**0.28%**	0.27%
As a percentage of average assets (annualised)	0.20%	0.13%	**0.16%**	0.15%

The increase in the general provision for doubtful debts mainly reflects the growth in risk weighted assets during the year. In addition, the general provision was increased by $7 million to offset $9 million of income recognised during the year relating to the Group's mortgage insurance activities (refer Section 3.1.4).

3.1.8 Income Tax Expense

	—Six months to—		—Twelve months to—	
	Sept 2002 $'m	March 2002 $'m	**Sept 2002 $'m**	Sept 2001 $'m
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Operating profit before income tax	352	316	**668**	661
Prima facie income tax payable calculated at 30% of operating profit (September 2001: 34%)	105	95	**200**	225
Add: tax effect of permanent differences which increase tax payable				
* Amortisation of goodwill	16	17	**33**	34
* Depreciation on buildings	-	1	**1**	2
* General provision for doubtful debts	4	1	**5**	-
* Write-down of investment in WealthPoint	-	-	-	7
* Goodwill write-off	-	22	**22**	-
* Restatement of net deferred tax balances	-	1	**1**	5
Less: tax effect of permanent differences which reduce tax payable				
* Deduction allowable on depositary capital securities	6	6	**12**	14
* Deduction allowable on shares issued to employees	-	2	**2**	2
* Deduction allowable on buildings	1	1	**2**	2
* Difference between accounting profit and assessable profit on disposal of shares	4	-	**4**	-
* Other	2	-	**2**	-
Total income tax expense	112	128	**240**	255
Effective tax rate %	31.8	40.5	**35.9**	38.6

The effective tax rate for 30 September 2002 was 35.9%, notwithstanding a reduction in the corporate tax rate to 30% from 1 October 2001. The higher tax rate was due to the $72 million of goodwill written-off in respect of WealthPoint.

3.1.9 Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Personal Customers (PC) – formerly Personal Banking and Small Business Banking. This division is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking, general and life insurance. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

- Institutional and Business Banking (IBB) - responsible for liquidity requirements, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange and money market, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – formerly Investment Services. This division is responsible for providing funds management and administration, margin lending, financial planning, investment advice and private banking services. General and life insurance businesses are not included in WM. These insurance businesses are part of PC's operations.

Effective, 1 October 2001, a portfolio of small business banking accounts was transferred from IBB to PC. On that date, total assets of $444 million and liabilities of $709 million were transferred. Also on that date, the operations of the Cairns branch, including $126 million of assets and $12 million of liabilities were transferred from BSA to PC.

As part of the Group's new business model developed through the EBB program, effective 1 October 2002, the following changes have occurred:

- Gold Segment (high value retail customers) were transferred from PC to WM.
- Life and general insurance businesses were transferred from PC to WM.
- Small business banking customers with borrowings greater than $250,000 were transferred from PC to IBB.

3.1.9 Segmental Results (cont...)

Personal Customers

PC's contribution to profit before tax was $473 million for the year (30 September 2001: $382 million), an increase of 23.8% reflecting:

- The transfer of the small business banking portfolio to PC on 1 October 2001 contributed $30 million to the profit before tax for the year.
- Net interest income growth of $65 million or 9.0% reflecting the 10.1% increase in total assets to $26.4 billion (30 September 2001: $24.0 billion). This growth in assets is partly due to the transfer of $444 million of small business banking loans and residential loans from IBB and BSA to PC in October 2001.
- Non-interest income growth of $51 million or 18.6%. The growth was primarily driven by new and revised fees introduced during the Best Bank Redesign, higher business volumes in electronic banking services, transfer of the small business banking portfolio from IBB and securitisation activities.
- An increase in operating expenses of $16 million or 2.8% with the expense to income ratio falling to 53.4% for the year (30 September 2001: 58.0%).
- An increase in bad debts of $9 million to $45 million compared to the prior year, related to additional general provisioning for doubtful debts reflecting growth in risk weighted assets.

Institutional and Business Banking

IBB's contribution to profit before tax was $261 million for the year (30 September 2001: $255 million). The profit for the year ended 30 September 2002 was reduced by $30 million due to the transfer of the small business banking portfolio to PC effective 1 October 2001. After adjusting for this factor, the underlying increase in profit before tax was 16.0% over the previous year.

- Net interest income fell by 8.5% or $28 million reflecting the transfer of small business banking loans and deposits to PC together with strong growth in bill acceptances which generate non-interest income.
- Non-interest income grew by $26 million or 18.2%. While this growth was adversely impacted by the small business banking portfolio transfer, it significantly benefited from the strong growth in bill acceptance facilities of 76.0% over the year to $2,304 million.
- Operating expenses increased by $3 million to $178 million, being favourably impacted by the transfer of staff in the small business banking unit to PC. Offsetting this favourable impact was an increase in IBB's staff and marketing expenditure to focus on the growth opportunities in the middle market.
- Bad and doubtful debts fell to $32 million from $42 million last year.
- IBB's middle market receivables (including bill acceptances) grew by 16.2% over the year.

3.1.9 Segmental Results (cont...)

BankSA

BSA's contribution to profit before tax was $112 million for the year (30 September 2001: $96 million), an increase of 16.7%, reflecting:

- Growth in net interest income of $15 million or 8.0% to $202 million, due to the 5.5% increase in BSA's total assets to $6.6 billion (30 September 2001: $6.3 billion).
- Growth in non-interest income of $3 million or 5.5% to $58 million. This increase was achieved despite the transfer of BSA's financial planning business to WM and the operations of the Cairns branch to PC.
- Operating expenses remained steady at $142 million for the year. The expense to income ratio fell to 54.6% for the year from 58.7% last year.

Wealth Management

WM's contribution to profit before tax increased to $52 million for the year compared to $38 million in the prior year. General insurance, life insurance and mortgage insurance businesses were transacted by PC during the year. Effective 1 October 2002, life and general insurance businesses were transferred to WM.

The result reflects the following:

- Net interest income grew by $17 million or 65.4%, primarily as a result of acquiring Deutsche's $329 million margin lending portfolio in October 2001.
- Non-interest income increased by $48 million to $205 million, partly due to growth in managed funds which increased by 13.4% to $17.4 billion. The inclusion of revenues of $22 million from WealthPoint businesses from 5 November 2001 also contributed to this result.
- Operating expenses increased by $50 million or 34.5% to $195 million (30 September 2001: $145 million). The inclusion of WealthPoint's results from 5 November 2001 increased operating expenses by $28 million for the year. Other factors contributing to the rise in operating expenses were:
  - the need to manage and support strong growth in managed funds;
  - the transfer of BSA's financial planners and investment advisers to WM;
  - the development of the investment adviser channel; and
  - the acquisition of Deutsche's margin lending portfolio.

3.1.9 Segmental Results (cont...)

These tables set out segmental results in accordance with Accounting Standard AASB 1005.

For the year ended 30 September 2002	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	786	302	202	43	-	1,333
Non-interest income	325	169	58	205	77	834
Individually significant items	-	-	-	-	18	18
Total segment revenue	1,111	471	260	248	95	2,185
Segment expense						
Bad and doubtful debts	45	32	6	1	3	87
Operating Expenses						
- Other provisions	14	12	3	13	9	51
- Depreciation	40	5	8	2	13	68
- Deferred expenditure amortisation	39	5	7	1	14	66
- Other expenses	500	156	124	179	(9)	950
Total operating expenses	593	178	142	195	27	1,135
Individually significant items	-	-	-	-	184	184
Goodwill amortisation	-	-	-	-	110	110
Total segment expenses	638	210	148	196	324	1,516
Share of loss of investments in associates	-	-	-	-	1	1
Profit/(loss) before income tax expense	473	261	112	52	(230)	668
Expense to income ratio (1)	53.4%	37.8%	54.6%	78.6%		
Income tax expense						270
Income tax benefit on individually significant items						(30)
Profit after income tax						428
Outside equity interest (OEI)						1
Profit after income tax and OEI						427

As at 30 September 2002	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	10	10
- other assets	26,372	17,016 (3)	6,605	2,201	2,800	54,994
Segment Assets	26,372	17,016	6,605	2,201	2,810	55,004
Segment Liabilities	20,048	25,095	4,608	390	1,025	51,166
Other Segment Disclosure						
- Securitised loans	5,694	35	-	-	-	5,729
- Managed Funds (2)	-	-	-	17,447	-	17,447

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.
(2) St.George's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.
(3) Includes bill acceptances facilities of $2,304 million (2001: $1,309 million).

3.1.9 Segmental Results (cont...)

For the year ended 30 September 2001	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	721	330	187	26	(29)	1,235
Non-interest income	274	143	55	157	53	682
Individually significant items	-	-	-	-	8	8
Total segment revenue	995	473	242	183	32	1,925
Segment expense						
Bad and doubtful debts	36	42	4	-	(5)	77
Operating Expenses						
- Other provisions	7	10	1	13	10	41
- Depreciation	40	5	7	1	12	65
- Deferred expenditure amortisation	30	3	4	1	8	46
- Other expenses	500	157	130	130	(42)	875
Total operating expenses	577	175	142	145	(12)	1,027
Individually significant items	-	-	-	-	58	58
Goodwill amortisation	-	-	-	-	99	99
Total segment expense	613	217	146	145	140	1,261
Share of loss of investments in associates	-	1	-	-	2	3
Profit/(loss) before income tax expense	382	255	96	38	(110)	661
Expense to income ratio	58.0%	37.0%	58.7%	79.2%		
Income tax expense						265
Income tax benefit on individually significant items						(10)
Profit after income tax						406
Outside equity interest (OEI)						1
Profit after income tax and OEI						405

As at 30 September 2001	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	123	123
- other assets	23,958	17,697	6,260	1,518	2,500	51,933
Segment Assets	23,958	17,697	6,260	1,518	2,623	52,056
Segment Liabilities	17,639	25,681	4,348	245	517	48,430
Other Segment Disclosure						
- Securitised loans	4,990	80	-	-	-	5,070
- Managed Funds	-	-	-	15,391	-	15,391

(b) Geographical Segments

The Group operates predominantly in Australia.

3.2 Group Position Summary

As at	**Sept 2002 $'m**	March 2002 $'m	Sept 2001 $'m
Assets			
Cash and liquid assets [1]	**414**	462	1,093
Due from other financial institutions	**239**	248	458
Trading securities	**5,778**	4,766	3,569
Investment securities	**391**	677	463
Loans and other receivables	**42,767**	40,811	39,699
Bank acceptances of customers	**1,662**	1,455	1,170
Property, plant and equipment	**546**	527	534
Goodwill	**1,377**	1,431	1,409
Other assets	**1,830**	2,200	3,661
Total Assets	**55,004**	52,577	52,056
Liabilities			
Retail funding and other borrowings	**46,699**	44,572	44,084
Due to other financial institutions	**912**	787	790
Bank acceptances	**1,662**	1,455	1,170
Bills payable	**165**	157	168
Other liabilities	**1,728**	1,866	2,218
Total Liabilities	**51,166**	48,837	48,430
Net Assets	**3,838**	3,740	3,626
Shareholders' Equity			
Share capital	**3,349**	3,271	3,127
Reserves	**79**	60	59
Retained profits	**71**	70	102
Outside equity interests	**339**	339	338
Total Shareholders' Equity	**3,838**	3,740	3,626
Shareholders' equity as a percentage of total assets	**6.98%**	7.11%	6.97%
Net tangible assets per ordinary share issued	**$3.68**	$3.40	$3.28
Number of ordinary shares issued (000's)	**498,098**	493,385	483,828

(1) The Bank defines liquids to also include amounts due from other financial institutions, trading securities and investment securities.

3.2.1 Total Assets

Total assets were $55.0 billion at 30 September 2002 (30 September 2001: $52.1 billion), an increase of 5.7%. The following items impacted total assets:

- lending assets (including bank acceptances) grew by 9.2% compared to 30 September 2001;
- the securitisation of $2.6 billion of residential lending receivables through the Crusade Programme since 30 September 2001; and
- an increase of $1,239 million or 22.2% in liquid assets compared to 30 September 2001 as a result of growth in retail funding and bill financing included in trading securities.


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
60
55
50
45
40
35
30
8.75%
8.50%
8.25%
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
44
40
45
41
50
46
52
48
55
51
Sep-98
Sep-99
Sep-2000
Sep-2001
Sep-2002
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Lending Assets

Lending assets (on and off-balance sheet) increased to $50.2 billion (30 September 2001: $45.9 billion) an increase of 9.2%.

Residential loans (including securitisation) increased by 8.6% to $36.2 billion from $33.3 billion at 30 September 2001. Within residential loans, home equity loans also performed well, increasing by 14.3% to $9.8 billion.

Consumer loans increased by 30.2% to $3.1 billion from $2.4 billion at 30 September 2001. The acquisition of Deutsche's $329 million margin lending portfolio in October 2001 was a contributing factor to this strong portfolio growth.

Commercial loans (including bill acceptances and securitisation) grew by 6.5% to $10.7 billion from $10.0 billion at 30 September 2001. At 30 September 2002, there were also $1.2 billion (30 September 2001: $0.6 billion) of bill financing included in trading securities. Growth in commercial loans after including these additional bills was 12.4% over the year.

As at	Sept 2002 $'m	March 2002 $'m	Sept 2001 $'m
RESIDENTIAL			
Housing (1)	**20,703**	19,908	19,824
Home equity loans	**9,824**	9,066	8,598
TOTAL RESIDENTIAL	**30,527**	28,974	28,422
CONSUMER			
Personal loans (2)	**1,637**	1,577	1,501
Line of credit	**654**	565	471
Margin lending	**813**	802	412
TOTAL CONSUMER	**3,104**	2,944	2,384
COMMERCIAL			
Commercial loans	**7,205**	6,994	7,070
Hire purchase (3)	**1,462**	1,386	1,325
Leasing	**308**	333	372
TOTAL COMMERCIAL	**8,975**	8,713	8,767
FOREIGN EXCHANGE CASH ADVANCES	**137**	123	55
STRUCTURED INVESTMENTS	**176**	196	204
GROSS RECEIVABLES	**42,919**	40,950	39,832
GENERAL PROVISION	**152**	139	133
NET RECEIVABLES	**42,767**	40,811	39,699
SECURITISED LOANS (balance not included above)	**5,729**	6,065	5,070
BANK BILL ACCEPTANCES (balance not included above)	**1,662**	1,455	1,170
ON AND OFF BALANCE SHEET RECEIVABLES	**50,158**	48,331	45,939

(1) September 2002 - net of $5,669 million of securitised loans (March 2002: $5,962 million; September 2001: $4,912 million).
(2) September 2002 - net of $25 million of securitised loans (March 2002: $47 million; September 2001: $78 million)
(3) September 2002 - net of $35 million of securitised loans (March 2002: $56 million; September 2001: $80 million)

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) decreased to $45 million at 30 September 2002 (30 September 2001: $52 million).

As at	Sept 2002 S'm	March 2002 S'm	Sept 2001 S'm
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	64	67	50
Specific Provisions	40	34	30
Net Loan Balances	24	33	20
Without provisions:			
Gross Loan Balances	14	7	26
Total Non-accrual Loans:			
Gross Loan Balances	78	74	76
Specific Provisions	40	34	30
Net Loan Balances	38	40	46
Section 2 - Restructured Loans			
Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	7	6	6
TOTAL IMPAIRED ASSETS	45	46	52
Section 4 - Past Due Loans (1)			
Residential loans	63	80	76
Other	53	49	55
Total	116	129	131

(1) Includes loans less than $100,000 or fully secured loans. The loans are not classified as impaired assets and are past due for 90 days or more.

* Balances contained in sections 1, 2 and 3 consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis. Past due items include the Group's entire lending portfolio, but do not include those items already classified as being impaired.

3.2.3 Impaired Assets (cont...)


Non-Accrual Loans
$ million
80
70
60
50
40
30
20
10
-
0.15%
0.10%
0.05%
0.00%
48
37
26
46
38
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Net non-accrual loans
Net non-accruals / net receivables

Past due items were $116 million compared to $131 million at 30 September 2001.

As at	**Sept 2002**	March 2002	Sept 2001
Specific provision coverage for non-accruals	**51.28%**	45.95%	39.47%
Gross non-accruals / Net receivables	**0.18%**	0.18%	0.19%
Net non-accruals / Net receivables	**0.09%**	0.10%	0.12%

3.2.4 Provisioning

	Six months to		Twelve months to	
	Sept 2002 $'m	March 2002 $'m	**Sept 2002 $'m**	Sept 2001 $'m
GENERAL PROVISION				
Balance at beginning of period	139	133	**133**	132
Provision acquired	-	2	**2**	-
Net provision raised during the period	13	4	**17**	1
Balance at end of period	152	139	**152**	133
SPECIFIC PROVISION				
Balance at beginning of period	65	62	**62**	45
Net provision raised during the period	40	30	**70**	76
Net bad debt write offs	(34)	(27)	**(61)**	(59)
Balance at end of period	71	65	**71**	62
TOTAL PROVISION	223	204	**223**	195

The Bank's general provision for doubtful debts when combined with the tax effected balance of the unearned income on mortgage insurance premiums of $16 million represents 0.52% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not determined by reference to statistical techniques.

3.2.5 Treasury Securities

The Group's dealing in Treasury securities comprises holdings of 'Trading' and 'Investment' securities. As at 30 September 2002, total Treasury Securities were $6,169 million (30 September 2001: $4,032 million), resulting from growth in the balance sheet and excess short term liquidity at year end due to recent securitisation and debt issues.

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the statement of financial performance.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at lower of cost or recoverable amount and reviewed at each reporting date to determine whether they are in excess of their recoverable amount. The book value of investment securities at 30 September 2002 was $391 million and the market value was $347 million. These securities were issued by a range of rated counterparties. They continue to be carried at cost, being their recoverable amount.

The following graph outlines the changes in the composition of the Group's holdings of Treasury Securities.


Treasury Securities
$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,482
4,125
4,602
4,032
6,169
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Trading securities
Investment securities

3.2.6 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $46.7 billion at 30 September 2002, an increase of 5.9% over September 2001.

As at	**Sept 2002 $m**	March 2002 $'m	Sept 2001 $m
Retail funding	**29,670**	27,543	26,194
Other deposits	**6,681**	7,625	6,532
Offshore borrowings	**7,303**	6,578	7,776
Domestic borrowings	**2,043**	1,909	2,813
Subordinated debts	**1,002**	917	769
Total	**46,699**	44,572	44,084
Retail funding as a % of Total Retail Funding and Other Borrowings	**63.5%**	61.8%	59.4%


Funding
$ billion
30
25
20
15
10
22.0
17.3
23.6
15.7
24.2
19.2
26.2
17.9
29.7
17.0
64.0%
62.0%
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

3.2.6 Retail Funding and Other Borrowings (cont...)

Retail funding

Retail funding has grown 13.3% since September 2001 and accounts for 63.5% of total funding and other borrowings (30 September 2001: 59.4%). The growth is attributable to a greater demand from customers for low risk deposit style products with fixed returns in response to volatile equity markets.

The improvement also resulted from the delivery of convenient and competitively priced retail funding products which include the directsaver account from the dragondirect channel and the Portfolio Cash Management Account (Portfolio CMA). The balance of directsaver accounts at 30 September 2002 was $3.4 billion up from $1.9 billion at 30 September 2001. The balance of Portfolio CMA at 30 September 2002 was $4.0 billion up from $2.4 billion at 30 September 2001.


2002: $29.7 bn
directsaver
11%
Transaction
37%
Fixed term
32%
Savings
3%
Investment
17%
2001: $26.2 bn
directsaver
7%
Transaction
32%
Fixed term
38%
Savings
4%
Investment
19%

The dragondirect business has continued to perform well, and is now a major player in the online direct distribution banking business. Two products are currently offered under the dragondirect brand - directsaver and directfunds, with a range of new products under development. These products are available exclusively via electronic channels, using the Internet and/or telephone banking.

The directsaver portfolio has continued to grow steadily in the face of significant competitive pressure. The number of accounts has risen to 92,000 from 50,000 at 30 September 2001.

Other borrowings

Other borrowings decreased to $17.0 billion from $17.9 billon at 30 September 2001. This includes the $200 million subordinated note issued in February 2002 and the $100 million issued in September 2002.

3.2.7 Shareholders' Equity

Shareholders' equity of $3,838 million represents 6.98% of total assets as at 30 September 2002.


Shareholders' Equity
$ billion
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
9.00%
8.75%
8.50%
8.25%
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
Sep-98
Sep-99
Sep-2000
Sep-2001
Sep-2002
Ordinary equity
Other equity
Converting Preference Shares
Total Equity as a percentage of Total Assets
Unissued equity
Depositary Capital Securities
PRYMES

Shareholders' equity comprises ordinary equity of $3,043 million, preferred resetting yield marketable securities of $291 million, depositary capital securities of $334 million, and retained profits and other equity of $170 million.

Below is a table detailing the movements in ordinary equity during the current year.

	$M	Number of Shares
Balance as at 1 October 2001	2,821	483,828,232
Shares issued under various plans:		
Dividend Reinvestment Plan – 2001 final ordinary dividend		
Ordinary shares issued	54	3,334,926
Ordinary shares underwritten	81	4,964,412
Dividend Reinvestment Plan – 2002 interim ordinary dividend	69	3,598,233
Employee Reward Share Plan	-	340,312
Employee Performance Share Plan	-	263,473
Executive Option Plan	18	1,768,333
Balance as at 30 September 2002	3,043	498,097,921

3.2.8 Sell Back Rights

In February 2001, St.George granted Sell Back Rights to effect an off-market buy-back. The Australian Taxation Office (ATO) issued a Class Ruling stating that shareholders who received Sell Back Rights would be liable to income tax on the market value of these Rights.

In order to avoid penalties and interest under taxation laws, St.George sent detailed information packs to shareholders in August 2001 advising that they include the market value of the Sell Back Rights in their assessable income for the year ended 30 June 2001. After St.George had made every effort to respond to requests by the ATO for further information, the ATO has finally disallowed an objection lodged by a taxpayer in respect of the inclusion of the market value of the Sell Back Rights in their assessable income for the year ended 30 June 2001.

While the next step in the litigation process is to lodge a notice of appeal with the Federal Court, with a view to obtaining a hearing date, it is not expected that a hearing date will be set in the Federal Court until early next year. St.George is continuing to pursue the best interests of its shareholders with the ATO in relation to this issue and will continue to contest the ATO's view as long as there is a strong prospect of obtaining a satisfactory result.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared a final dividend of 42 cents per ordinary share.

The dividend will be fully franked at 30% and will be paid on 13 December 2002. Ordinary shares will trade ex-dividend on 25 November 2002.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 29 November 2002 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the final ordinary dividend with no discount and participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 29 November 2002. DRP application forms are available from the Share Registry.


Ordinary Dividends and Earnings per Share
Cents per share
85
80
75
70
65
60
55
50
45
125.0
115.0
105.0
95.0
85.0
75.0
65.0
52
52
55
65
80
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Ordinary dividend (LHS)
Basic earnings per ordinary share (before goodwill and significant items) (RHS)

Preference Shares

The following tables outline the dividend entitlements relating to each class of Preference Share.

Depositary Capital Securities			
Period	Payment date	Amount ($'m)	Franked
1 October 2001 – 31 December 2001	31 December 2001	10	No
1 January 2002 – 30 June 2002	28 June 2002	19	No
1 July 2002 – 30 September 2002	31 December 2002	10	No

The dividend payable on 31 December 2002 is based on the AUD/USD exchange rate as at 30 September 2002.

Preferred Resetting Yield Marketable Equity Securities			
Period	Payment date	Amount ($'m)	Franked
1 October 2001 – 20 February 2002	20 February 2002	7	100% franked at 30%
21 February 2002 – 20 August 2002	20 August 2002	10	100% franked at 30%
21 August 2002 - 30 September 2002	20 February 2003	2	100% franked at 30%

[1]Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.2 Capital Adequacy

As at	Sept 2002 Sm	March 2002 S'm	Sept 2001 Sm
Qualifying Capital:			
Tier 1			
Share capital	**3,349**	3,271	3,127
Reserves	**548**	571	665
Retained profits	**71**	70	102
Less: Goodwill and other APRA deductions (1)	**(1,527)**	(1,571)	(1,515)
Total Tier 1 capital	**2,441**	2,341	2,379
Tier 2			
Asset Revaluations	**47**	27	34
Subordinated Debt	**907**	821	734
General provision for doubtful debts (not tax effected)	**152**	139	133
Total Tier 2 capital	**1,106**	987	901
Less: Deductions from capital (2)	**40**	40	40
Total Qualifying Capital	**3,507**	3,288	3,240
Risk Weighted Assets	**32,495**	30,374	29,226
Risk Weighted Capital Adequacy Ratio:			
Tier 1	**7.5%**	7.7%	8.1%
Tier 2	**3.4%**	3.2%	3.1%
Less: Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**10.8%**	10.8%	11.1%

(1) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.

(2) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Group has a Tier 1 ratio of 7.5% and a total capital ratio of 10.8% (30 September 2001: 11.1%).


Capital Adequacy
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ million
15.0%
13.0%
11.0%
9.0%
7.0%
5.0%
24,860
24,883
28,102
29,226
32,495
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Risk Weighted Assets
Total Capital Ratio

3.3.3 Average Balances and Related Interest

Average Balance Sheet
For the Year Ended 30 September 2002

	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	689	30	4.35%
Due from other financial institutions	197	5	2.54%
Investment / trading securities	4,994	228	4.57%
Loans and other receivables	41,810	2,801	6.70%
Total interest earning assets	47,690	3,064	6.42%
NON-INTEREST EARNING ASSETS :			
Bills receivable	7		
Property, plant and equipment	533		
Other assets	5,345		
Provision for doubtful debts	(203)		
Total non-interest earning assets	5,682		
TOTAL ASSETS	53,372		
INTEREST BEARING LIABILITIES :			
Retail funding	27,853	880	3.16%
Other deposits	7,712	375	4.86%
Due to other financial institutions	361	9	2.49%
Domestic borrowings	2,408	137	5.69%
Offshore borrowings	8,165	330	4.04%
Total interest bearing liabilities	46,499	1,731	3.72%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	172		
Other non-interest bearing liabilities	2,927		
Total non-interest bearing liabilities	3,099		
TOTAL LIABILITIES	49,598		
SHAREHOLDERS' EQUITY (1)	3,774		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	53,372		
Interest Spread (2)			2.70%
Interest Margin (3)			2.80%

(1) Weighted average number of ordinary shares outstanding for the year were 493.0 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (cont...)

Average Balance Sheet
For the Year Ended 30 September 2001

	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	1,081	56	5.18%
Due from other financial institutions	155	4	2.58%
Investment / trading securities	3,738	232	6.21%
Loans and other receivables	39,815	3,019	7.58%
Total interest earning assets	44,789	3,311	7.39%
NON-INTEREST EARNING ASSETS :			
Bills receivable	47		
Property, plant and equipment	554		
Other assets	4,498		
Provision for doubtful debts	(184)		
Total non-interest earning assets	4,915		
TOTAL ASSETS	49,704		
INTEREST BEARING LIABILITIES :			
Retail funding	24,785	961	3.88%
Other deposits	7,718	449	5.82%
Due to other financial institutions	482	13	2.70%
Domestic borrowings	2,828	162	5.73%
Offshore borrowings	8,434	491	5.82%
Total interest bearing liabilities	44,247	2,076	4.69%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	163		
Other non-interest bearing liabilities	1,622		
Total non-interest bearing liabilities	1,785		
TOTAL LIABILITIES	46,032		
SHAREHOLDERS' EQUITY (1)	3,672		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	49,704		
Interest Spread (2)			2.70%
Interest Margin (3)			2.76%

(1) Weighted average number of ordinary shares outstanding for the year were 467.4 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (cont…)

Average Balance Sheet For the Year Ended 30 September 2000	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	813	38	4.67%
Due from other financial institutions	153	5	3.27%
Investment / trading securities	4,463	288	6.45%
Loans and other receivables	38,022	2,863	7.53%
Total interest earning assets	43,451	3,194	7.35%
NON-INTEREST EARNING ASSETS :			
Bills receivable	222		
Property, plant and equipment	563		
Other assets	3,583		
Provision for doubtful debts	(177)		
Total non-interest earning assets	4,191		
TOTAL ASSETS	47,642		
INTEREST BEARING LIABILITIES :			
Retail funding	23,733	940	3.96%
Other deposits	8,062	475	5.89%
Due to other financial institutions	350	7	2.00%
Domestic borrowings	2,627	150	5.71%
Offshore borrowings	7,621	450	5.90%
Total interest bearing liabilities	42,393	2,022	4.77%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	196		
Other non-interest bearing liabilities	1,446		
Total non-interest bearing liabilities	1,642		
TOTAL LIABILITIES	44,035		
SHAREHOLDERS' EQUITY (1)	3,607		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	47,642		
Interest Spread (2)			2.58%
Interest Margin (3)			2.70%

(1) Weighted average number of ordinary shares outstanding for the year were 463.0 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the years ended 30 September 2002 and 30 September 2001. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	September 2002 over September 2001			September 2001 over September 2000		
	Change Due to			Change Due to		
	Volume $m	Rate $m	Total $m	Volume $m	Rate $m	Total $m
INTEREST EARNING ASSETS :						
Cash and liquid assets	(17)	(9)	(26)	14	4	18
Due from other financial institutions	1	-	1	-	(1)	(1)
Investment / trading securities	57	(61)	(4)	(45)	(11)	(56)
Loans and other receivables	133	(351)	(218)	136	20	156
CHANGE IN INTEREST INCOME	174	(421)	(247)	105	12	117
INTEREST BEARING LIABILITIES :						
Retail funding	97	(178)	(81)	40	(19)	21
Other deposits	-	(74)	(74)	(20)	(6)	(26)
Due to financial institutions	(3)	(1)	(4)	4	2	6
Domestic borrowings	(24)	(1)	(25)	11	1	12
Offshore borrowings	(11)	(150)	(161)	47	(6)	41
CHANGE IN INTEREST EXPENSE	59	(404)	(345)	82	(28)	54
CHANGE IN NET INTEREST INCOME	115	(17)	98	23	40	63

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**30 September 2002**		31 March 2002		30 September 2001	
	Notional Amount $m	**Credit Equivalent* $m**	Notional Amount $m	Credit Equivalent* $m	Notional Amount $m	Credit Equivalent* $m
Foreign Exchange						
Spot, Forwards	**15,063**	**328**	13,576	302	17,390	508
Swaps	**5,336**	**643**	4,864	787	5,528	1,647
Options	**571**	**16**	956	11	1,563	23
Total	**20,970**	**987**	19,396	1,100	24,481	2,178
Interest Rate						
Futures	**29,179**	**-**	17,117	-	10,739	-
Forward Rate Agreements	**20,180**	**5**	11,321	9	12,430	9
Swaps	**62,457**	**445**	67,687	391	49,256	440
Options	**16**	**-**	66	-	61	-
Total	**111,832**	**450**	96,191	400	72,486	449
Grand Total	**132,802**	**1,437**	115,587	1,500	96,967	2,627

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

3.3.5 Derivatives (cont...)

The St.George risk rating system has six levels of classification based upon Standard and Poor's International Rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $133 billion as at 30 September 2002 (30 September 2001: $97 billion).


Counterparty Credit Risk
Contribution
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
25.15%
31.12%
41.74%
1.66%
0.11%
0.22%
1
2
3
4
5
6
Level

3.3.6 Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. A Non-Executive Directors' Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Details of allocations under these plans are contained in the Group's Full Financial Report for the 30 September 2002 year.

4 Further Information

4.1 Branches

As at	Sept 2002	March 2002	Sept 2001
New South Wales	**225**	222	224
Australian Capital Territory	**14**	14	14
Queensland	**22**	22	22
Victoria	**30**	30	30
South Australia	**109**	111	113
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total [1]	**406**	405	409
Assets per branch - $m	**135**	130	127
Net Profit [2] per branch (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**1,658**	1,630	1,330
- after income tax, OEI, goodwill and before significant items - $'000	**1,387**	1,353	1,088

(1) There were 40 Automated Banking Centres (ABC) at 30 September 2002 (30 September 2001: 37).
(2) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	Sept 2002	March 2002	Sept 2001
New South Wales	**4,573**	4,588	4,411
Australian Capital Territory	**151**	148	154
Queensland	**225**	228	232
Victoria	**253**	266	263
South Australia	**1,199**	1,216	1,157
Western Australia	**86**	82	76
Northern Territory	**30**	32	31
	6,517	6,560	6,324
SEALCORP	**589**	594	583
Scottish Pacific	**143**	141	154
WealthPoint	**93**	168	-
Total Permanent and Casual Staff	**7,342**	7,463	7,061
Assets per staff - $m	**7.5**	7.0	7.4
Staff per $m assets - No.	**0.13**	0.14	0.14
Net Profit [1] per average staff (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**91.5**	90.5	75.2
- after income tax, OEI, goodwill and before significant items - $'000	**76.5**	75.1	61.5
Total Group Workforce [2]	**7,896**	8,164	7,704

(1) Before Preference Dividends.
(2) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
25 November 2002	Ex-dividend trading for final ordinary share dividend
29 November 2002	Record date for final ordinary share dividend
13 December 2002	Payment of final ordinary dividend
13 December 2002	Annual General Meeting
31 March 2003	Financial half-year end

Proposed Dates

Date	Event
31 January 2003	Ex-dividend trading for PRYMES
6 February 2003	Record date for PRYMES
20 February 2003	Payment date for PRYMES
6 May 2003	Announcement of financial results and interim ordinary dividend
26 May 2003	Melbourne Shareholder Information Meeting
12 June 2003	Ex-dividend trading for interim ordinary share dividend
18 June 2003	Record date for interim ordinary share dividend
2 July 2003	Payment of interim ordinary dividend

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

Further Information

Media:

Jeremy Griffith
Public and Corporate Affairs
Phone: (02) 9236-1328
Mobile: 0411-259-432
Fax: (02) 9236-3740

Analysts:

Sean O'Sullivan
Investor Relations Manager
Phone: (02) 9236-3618
Email: osullivans@stgeorge.com.au

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

ST. GEORGE BANK LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
92 055 513 070		√	30 September 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'm
Revenues from ordinary activities *(item 1.1)*	down	2.1%	to	3,916
Profit from ordinary activities after tax attributable to members (*item 1.22*)	Up	5.4%	to	427
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of	-		-
Net profit for the period attributable to members *(item 1.11)*	up	5.4%	to	427

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	42¢ 38¢	42¢ 38¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	34¢ 31¢	34¢ 31¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

ORDINARY 29 November 2002
PRYMES 6 February 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'm	Previous corresponding period - $A'm
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	3,916	4,001
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)* includes amortisation of goodwill	(1,516)	(1,261)
1.3	Borrowing costs – interest expense	(1,731)	(2,076)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	(1)	(3)
1.5	**Profit (loss) from ordinary activities before tax**	**668**	**661**
1.6	Income tax on ordinary activities *(see note 4)*	240	255
1.7	**Profit (loss) from ordinary activities after tax**	**428**	**406**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**428**	**406**
1.10	Net profit (loss) attributable to outside +equity interests	1	1
1.11	***Net profit (loss) for the period attributable to members***	**427**	**405**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	17	3
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (transfer to claim equalisation reserve)	3	3
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	20	6
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**447**	**411**

+ See chapter 19 for defined terms.

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS		
	- Ordinary	74.8¢	71.9¢
	- PRYMES	$6.36	$6.36
1.19	Diluted EPS		
	- Ordinary	76.0¢	72.4¢
	- PRYMES	$6.36	$6.36

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'm	Previous corresponding period - $A'm
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	428	406
1.21	Less (plus) outside +equity interests	1	1
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**427**	**405**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'm	Previous corresponding period - $A'm
1.23	Revenue from sales or services	[REFER ATTACHMENT A]	
1.24	Interest revenue		
1.25	Other relevant revenue		
1.26	Details of relevant expenses		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*		
Capitalised outlays			
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - $A'm	Previous corresponding period - $A'm
1.30	Retained profits (accumulated losses) at the beginning of the financial period	102	77
1.31	Net profit (loss) attributable to members *(item 1.11)*	427	405
1.32	Net transfers from (to) reserves *(details if material)*	(3)	(3)
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(455)	(377)
1.35	**Retained profits (accumulated losses) at end of financial period**	**71**	**102**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'm (a)	Related tax $A'm (b)	Related outside +equity interests $A'm (c)	Amount (after tax) attributable to members $A'm (d)
2.1	Amortisation of goodwill	110	-	-	110
	- goodwill write-off	72	-	-	72
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles and write-off**	**182**	-	-	**182**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'm	Previous year - $A'm
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	187	211
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	240	194

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	Current assets			
4.1	Cash			
4.2	Receivables			
4.3	Investments			
4.4	Inventories			
4.5	Tax assets			
4.6	Other (provide details if material)			
4.7	**Total current assets**			
	Non-current assets			
4.8	Receivables			
4.9	Investments (equity accounted)			
4.10	Other investments			
4.11	Inventories			
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*		[REFER ATTACHMENT B]	
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)			
4.15	Intangibles (net)			
4.16	Tax assets			
4.17	Other (provide details if material)			
4.18	**Total non-current assets**			
4.19	**Total assets**			
	Current liabilities			
4.20	Payables			
4.21	Interest bearing liabilities			
4.22	Tax liabilities			
4.23	Provisions exc. tax liabilities			
4.24	Other (provide details if material)			
4.25	**Total current liabilities**			
	Non-current liabilities			
4.26	Payables			
4.27	Interest bearing liabilities			
4.28	Tax liabilities			
4.29	Provisions exc. tax liabilities			
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**			

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**			
4.33	**Net assets**			

	Equity	[REFER ATTACHMENT B]
4.34	Capital/contributed equity	
4.35	Reserves	
4.36	Retained profits (accumulated losses)	
4.37	**Equity attributable to members of the parent entity**	
4.38	Outside +equity interests in controlled entities	
4.39	**Total equity**	

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
4.40	Preference capital included as part of 4.37 - PRYMES	291	291	291

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'm	Previous corresponding period - $A'm
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

+ See chapter 19 for defined terms.

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'm	Previous corresponding period - $A'm
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'm	Previous corresponding period - $A'm
	Cash flows related to operating activities	[REFER ATTACHMENT C]	
7.1	Receipts from customers		
7.2	Payments to suppliers and employees		
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**		
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment		
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**		
	Cash flows related to financing activities		

+ See chapter 19 for defined terms.

7.18	Proceeds from issues of +securities (shares, options, etc.)	[REFER ATTACHMENT C]
7.19	Proceeds from borrowings	
7.20	Repayment of borrowings	
7.21	Dividends paid	
7.22	Other (provide details if material)	
7.23	**Net financing cash flows**	
7.24	**Net increase (decrease) in cash held**	
7.25	Cash at beginning of period *(see Reconciliation of cash)*	
7.26	Exchange rate adjustments to item 7.25.	
7.27	**Cash at end of period** *(see Reconciliation of cash)*	

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

NO CURRENT YEAR ACTIVITIES

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'm	Previous corresponding period - $A'm
8.1 Cash on hand and at bank	[REFER ATTACHMENT C]	
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*		

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	17.1%	16.5%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	12.2%	12.3%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Refer Items 1.18 & 1.19	30/9/2002	30/9/2001
Components of basic earnings per share calculations:		
Weighted average number of basic ordinary shares	493,047,917	467,389,915
Weighted number of basic PRYMES	3,000,000	1,816,438
Earnings used in calculating basic earnings per ordinary share	$369 million	$336 million
Earnings used in calculating basic earnings - PRYMES	$19 million	$12 million
Components of diluted EPS calculations:		
Weighted average number of diluted ordinary shares	510,723,503	480,286,599
Earnings used in calculating diluted earnings per ordinary share	$388 million	$348 million

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$3.68	$3.28

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

There were no discontinuing operations during the year

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	WealthPoint Limited
13.2	Consolidated loss from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$23m
13.3	Date from which such profit has been calculated	5 November 2001
13.4	Loss from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$31m (1)

Note (1): Per 30 June 2001 WealthPoint Group Financial Report

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	ORDINARY 13 December 2002 PRYMES 20 February 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	ORDINARY 29 November 2002 PRYMES 6 February 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	YES

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	42¢	42¢ at 30%	N/A
15.5	Previous year	34¢	34¢ at 30%	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	38¢	38¢ at 30%	N/A
15.7	Previous year	31¢	31¢ at 34%	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	80¢	65¢
15.9	Preference +securities		
	- PRYMES	$6.36	$6.36
	- CPS	-	112.3¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'm	Previous corresponding period - $A'm
15.10	Ordinary securities	209	165
15.11	Preference securities		
	- PRYMES	10	9
	- CPS	-	-
15.12	Other equity instruments - Series A non-cumulative capital securities	19	21
15.13	**Total**	**238**	**195**

The +dividend or distribution plans shown below are in operation.

[REFER ACCOMPANYING ANNOUNCEMENT]

The last date(s) for receipt of election notices for the +dividend or distribution plans	ORDINARY: 29 November 2002 PRYMES: 6 February 2003

+ See chapter 19 for defined terms.

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

[REFER ACCOMPANYING ANNOUNCEMENT]

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'm	Previous corresponding period - $A'm
16.1 Profit (loss) from ordinary activities before tax	(1)	(3)
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	(1)	(3)
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	(1)	(3)
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	(1)	(3)

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
Cash Card Australia Limited	N/A	49.0%	-	1
St.George Development Capital No.2 Pty Limited	28.7%	31.2%	(1)	(1)
WealthPoint Limited	[Note (1)]	8.8%	-	(3)
Others	Not material	Not material	-	-
17.2 Total			(1)	(3)
17.3 Other material interests				
NIL	-	-	-	-
17.4 Total	-	-	(1)	(3)

Note (1): The Economic Entity obtained control of WealthPoint Limited on 5 November 2001. The results of WealthPoint Limited have been consolidated into the economic entity's financial statements.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities**				
	Series A non-cumulative capital securities	10,000,000	NIL	USD 25.00	USD 25.00
	Borrowers' shares	8,028	NIL	$1.00	NIL
	Depositors' shares	330,233	NIL	$1.00	NIL
	PRYMES	3,000,000	3,000,000	$100.00	$100.00
18.2	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	498,097,921	498,097,921	$1.00	$1.00
18.4	Changes during current period				
	(a) Increases through issues				
	Dividend reinvestment plan				
	- Final dividend 2000/2001	3,334,926	3,334,926	$16.28	$16.28
	- Final dividend 2000/2001 - underwriting	4,964,412	4,964,412	$16.28	$16.28
	- Interim dividend 2001/2002	3,598,233	3,598,233	$19.22	$19.22
	- Executive option plan	1,768,333	1,768,333	$10.21	$10.21
	- Employee reward share plan	340,312	340,312	-	-
	- Employee performance share plan	263,473	263,473	-	-
	(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A		
18.6	Changes during current period				
	(a) Increases through issues				
	(b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	[REFER ATTACHMENT D]		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*		
18.12	Changes during current period (a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-
18.13	**Unsecured notes** *(description)*	392,099 fixed rates notes due 2003 (AUD $39m)	392,099 fixed rates notes due 2003 (AUD $39m)
18.14	Changes during current period		
	(a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

REFER ACCOMPANYING ANNOUNCEMENT

19.2 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

N/A

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

+ See chapter 19 for defined terms.

REFER ACCOMPANYING ANNOUNCEMENT

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows

N/A

19.5 Changes in contingent liabilities or assets.

N/A

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South) Darling Harbour, Sydney
Date	13 December 2002
Time	10.00am
Approximate date the +annual report will be available	19 November 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	NONE

2 This report, and the +accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

√	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 Independent Review Report by External Auditors, refer to attachment F.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ......6/11/2002........................
(Company Secretary)

Print name: ....Michael Bowan..

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

+ See chapter 19 for defined terms.

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'm headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'm headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

+ See chapter 19 for defined terms.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2002

Items 1.23 – 1.27

Details of revenue and expenses from ordinary activities as per explanatory notes, Items 1.23 – 1.27

Refer Attachment A, pages 2 & 3.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
REVENUE FROM ORDINARY ACTIVITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2002

Items 1.23 – 1.25	30 Sept 2002 $M	30 Sept 2001 $M
Revenue from Ordinary Activities		
Interest Income	3,064	3,311
Other Income		
Dividends	2	2
Factoring and invoice discounting income	20	14
Financial markets income	45	31
Profit on sale of investment securities	-	6
Managed funds fees	178	152
Profit on sale of shares	22	2
Profit on sale of land and buildings	1	5
Product fees and commissions		
Lending	81	77
Deposit and other accounts	354	310
Rental income	14	13
Securitisation service fees	73	44
Write-back of excess provisions	-	8
Bill acceptance fees	32	18
Brokerage and commission	10	-
Other	20	8
	852	690
Total revenues from ordinary activities	3,916	4,001

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
EXPENSES FROM ORDINARY ACTIVITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2002

Items 1.26 and 1.27

	30 Sept 2002 $M	30 Sept 2001 $M
Expenses from Ordinary Activities		
Bad and doubtful debts	87	77
Staff expenses		
Salaries and wages	443	397
Contractors' fees	12	17
Superannuation contributions	35	31
Payroll tax	29	26
Fringe benefits tax	10	8
Restructuring	28	-
Other	29	28
Total staff expenses	586	507
Computer and equipment costs		
Depreciation	37	34
Deferred expenditure		
- amortisation	66	46
- write-off	60	-
Rentals on operating leases	17	17
Other	70	67
Total computer and equipment costs	250	164
Occupancy costs		
Depreciation	32	31
Rent	54	48
Restructuring	2	-
Other	40	37
Total occupancy costs	128	116
Administration and other expenses		
Fees and commissions	27	26
Advertising and public relations	53	49
Telephone	14	17
Printing and stationery	35	26
Postage	17	14
Write-down of investment in WealthPoint Limited	-	22
Write-down of investment in SMS Management and Technology Limited	-	6
Write-down of other investments	22	30
Other administration expenses	115	108
Total administration and other expenses	283	298
Total expenses from ordinary activities before goodwill amortisation	1,334	1,162
Goodwill amortisation and write-off		
Goodwill amortisation	110	99
Goodwill write-off	72	-
Total goodwill amortisation and write-off	182	99
Total expenses from ordinary activities	1,516	1,261

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2002

Items 4.1 to 4.39

Statement of Financial Position as at 30 September 2002.

Refer Attachment B, page 2.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2002

	Consolidated		
	30 Sept 2002 $M	30 Sept 2001 $M	31 March 2002 $M
ASSETS			
Cash and liquid assets	414	1,093	462
Due from other financial institutions	239	458	248
Trading securities	5,778	3,569	4,766
Investment securities	391	463	677
Loans and other receivables	42,767	39,699	40,811
Bank acceptances of customers	1,662	1,170	1,455
Investment in associated companies	10	123	13
Other investments	108	93	111
Property, plant and equipment	546	534	527
Goodwill	1,377	1,409	1,431
Other assets	1,712	3,445	2,076
TOTAL ASSETS	55,004	52,056	52,577
LIABILITIES			
Deposits and other borrowings	38,394	35,539	37,077
Due to other financial institutions	912	790	787
Bank acceptances	1,662	1,170	1,455
Provision for dividends	221	179	200
Income tax liability	272	265	265
Other provisions	115	91	92
Bonds and notes	7,303	7,776	6,578
Loan capital	1,002	769	917
Bills payable and other liabilities	1,285	1,851	1,466
TOTAL LIABILITIES	51,166	48,430	48,837
NET ASSETS	3,838	3,626	3,740
SHAREHOLDERS' EQUITY			
Share capital	3,349	3,127	3,271
Reserves	79	59	60
Retained profits	71	102	70
Shareholders' equity attributable to members of the Bank	3,499	3,288	3,401
Outside equity interests in controlled entities	339	338	339
TOTAL SHAREHOLDERS' EQUITY	3,838	3,626	3,740

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2002

Items 7.1 to 8.5
The Statement of Cash Flows for the year ended 30 September 2002 is shown at Attachment C, page 2 & 3.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Note	30 Sept 2002 $M	30 Sept 2001 $M
Cash Flows From Operating Activities			
Interest received		3,074	3,329
Interest paid		(1,762)	(2,136)
Dividends received		2	1
Other income received		926	839
Operating expenses paid		(1,171)	(1,119)
Income taxes paid		(231)	(243)
Net payments from the sale and purchase of trading securities		(2,208)	(442)
Net Cash (Used In)/Provided By Operating Activities	(a)	(1,370)	229
Cash Flows From Investing Activities			
Acquisition of controlled entities		(33)	-
Disposal of controlled entity		(2)	-
Restructuring costs		(18)	(43)
Net proceeds from sale of investment securities		72	769
Net increase in loans and other receivables		(2,764)	(310)
Payments for shares		(24)	(58)
Proceeds from sale of shares		28	18
Proceeds from sale of Advance Property Fund units		-	156
Research and development costs		(11)	(9)
Payments for property, plant and equipment		(74)	(52)
Proceeds from sale of property, plant and equipment		10	24
Net increase in other assets		(232)	(63)
Net Cash (Used In)/Provided By Investing Activities		(3,048)	432
Cash Flows From Financing Activities			
Net increase in deposits		2,542	551
Proceeds from other borrowings		19,758	21,398
Repayment of other borrowings		(19,232)	(21,260)
Proceeds from loan capital		301	-
Repayment of loan capital		-	(198)
Net increase/(decrease) in other liabilities		95	(380)
Share buyback		-	(376)
Proceeds from issue of ordinary shares		99	27
Net proceeds from the issue of PRYMES		-	291
Dividends paid		(290)	(341)
Net Cash Provided By/(Used In) Financing Activities		3,273	(288)
Net (Decrease)/Increase in Cash and Cash Equivalents Held		(1,145)	373
Cash and Cash Equivalent Held at the Beginning of the Year		676	303
Cash and Cash Equivalent Held at the End of the Year	(b)	(469)	676

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

(a) Reconciliation of net profit after income tax to net cash provided by operating activities

	30 Sept 2002 $M	30 Sept 2001 $M
Profit from ordinary activities after tax	428	406
Depreciation	68	64
Amortisation		
- leasehold	1	1
- goodwill	110	99
- deferred expenditure	66	46
Dividend receivables	-	(2)
Profit on sale of property, plant and equipment	(1)	(5)
(Decrease)/increase in accrued expenses	(6)	9
Increase/(decrease) in income tax liability provisions	7	(8)
Decrease in interest receivable	11	23
(Increase)/decrease in other income receivable	(14)	3
Increase in trading securities	(2,208)	(442)
Bad and doubtful debts expense	87	77
Increase in employee entitlement provisions	7	-
Increase in restructure provision	18	-
Decrease in other provisions	(1)	-
Increase in interest payable	(30)	(59)
Net profit on sale of shares	(22)	(2)
Write-back of excess provisions	-	(8)
Write-down of investments	22	30
Write-down of investment in WealthPoint Limited	-	22
Write-down of investment in SMS Management and Technology Limited	-	6
Write-off of deferred expenditure	60	-
Goodwill write-off	72	-
Profit on trading	(45)	(31)
Net cash (used in)/provided by operating activities	(1,370)	229

(b) Reconciliation of cash

	30 Sept 2002 $M	30 Sept 2001 $M
For the purpose of the Statement of Cash Flows, cash at the end of the financial period is reconciled to the following items in the Statement of Financial Position:		
Cash and liquid assets	414	1,093
Due from other financial institutions - at call	194	451
Due to other financial institutions - at call	(912)	(700)
Bills payable	(165)	(168)
	(469)	676

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2002

Items 18.7 to 18.10

Detail of Option Plan as at 30 September 2002 shown at Attachment D, page 2.

Executive Option Plan

The Managing Director and Executive Officers are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in the plan.

					Movement during the year				
Date Options Granted	Exercise Period [1]	Exercise Price [2] ($)	Options outstanding 1 Oct 2001		Number of Options Granted	Number of Options Forfeited	Number of Options Exercised	Options outstanding 30 Sep 2002	Senior Executives in Plan [3]
23-Feb-98	23-Feb-01 to 23-Feb-03	$8.58	80,000				80,000	-	-
30-Nov-98	30-Mar-01 to 30-Nov-03	$10.30	75,000				75,000	-	
30-Nov-98	15-Nov-02 to 30-Nov-03	$10.30	75,000					75,000	1
30-Nov-98	15-Nov-03 to 30-Nov-03	$10.30	75,000					75,000	
30-Nov-98	30-Nov-01 to 30-Nov-03	$10.30	120,000					120,000	1
18-Dec-98	18-Nov-00 to 18-Dec-03	$9.41	500,000				500,000	-	
18-Dec-98	18-Nov-01 to 18-Dec-03	$9.41	500,000				500,000	-	-
18-Dec-98	18-Nov-02 to 18-Dec-03	$9.41	500,000			500,000		-	
02-Jun-99	08-Dec-01 to 02-Jun-04	$10.73	30,000				30,000	-	
02-Jun-99	08-Dec-02 to 02-Jun-04	$10.73	30,000					30,000	1
02-Jun-99	08-Jun-03 to 02-Jun-04	$10.73	30,000					30,000	
20-Jul-99	19-Jul-02 to 20-Jul-04	$10.95	200,000				200,000	-	1
09-Aug-99	09-Aug-02 to 09-Aug-04	$10.34	50,000				50,000	-	1
03-Nov-99	08-Nov-02 to 08-May-03	$10.34	45,000	(4)				45,000	1
20-Dec-99	20-Dec-02 to 20-Dec-04	$10.86	80,000					80,000	1
17-Mar-00	17-Mar-03 to 17-Mar-05	$11.39	30,000					30,000	1
01-Nov-00	15-Nov-02 to 01-Nov-05	$11.14	133,333				133,333	-	1
01-Nov-00	15-Nov-03 to 01-Nov-05	$11.14	66,667					66,667	
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	200,000				200,000	-	
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	200,000			200,000		-	-
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	200,000			200,000		-	
01-Oct-01	15-Nov-03 to 01-Oct-06	$14.64	-		66,667			66,667	1
01-Oct-01	15-Nov-04 to 01-Oct-06	$14.64	-		133,334			133,334	
12-Dec-01	12-Jun-04 to 12-Dec-06	$16.91	-		250,000			250,000	
12-Dec-01	12-Jun-05 to 12-Dec-06	$16.91	-		250,000			250,000	1
12-Dec-01	12-Jun-06 to 12-Dec-06	$16.91	-		500,000			500,000	
		TOTAL	3,220,000		1,200,001	900,000	1,768,333	1,751,668	11

1. The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.
2. A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.
3. Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.
4. These options were re-instated during the year.

FILE NO. 82-3809

CONCISE CONSOLIDATED ANNUAL FINANCIAL REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2002

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2002

Independent Auditors' Report - Page 19

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

Statement of Financial Performance

The net profit of the consolidated entity for the financial year after income tax, outside equity interests (OEI), goodwill amortisation, significant items and before preference dividends was $427 million (30 September 2001: $405 million). The net profit available to ordinary shareholders was $369 million (30 September 2001: $336 million).

Net profit after income tax and preference dividends and before significant items was $505 million (30 September 2001: $376 million).

Return on average ordinary equity (before goodwill amortisation and significant items) increased to 19.57% (30 September 2001: 16.56%).

Basic earnings per ordinary share increased to 74.8 cents from 71.9 cents. Alternative basic earnings per ordinary share (before goodwill amortisation and significant items) increased to 124.7 cents (30 September 2001: 101.6 cents).

Net interest income for the year was $1,333 million (30 September 2001: $1,235 million) an increase of 7.9%. Interest margin rose from 2.76% for the year ended 30 September 2001 to 2.80% for the year ended 30 September 2002.

Other income before significant items, has grown 22.3% to $834 million from $682 million in the prior year. This was due to initiatives introduced through the Group Redesign, increased financial markets income, growth in securitisation and managed funds income.

Total operating expenses (before goodwill and significant items) were $1,135 million for the year ended 30 September 2002 (30 September 2001: $1,027 million) an increase of 10.5%. This was partly due to an additional $28 million of operating expenses attributable to the inclusion of WealthPoint's operations from 5 November 2001.

Deferred expenditure amortisation rose by $20 million over the previous year mainly due to additional expenditure capitalised as part of the Group Redesign to enhance the Bank's computer systems.

Occupancy expenses (before significant items of $2 million) increased by $10 million primarily due to the sale and leaseback of a number of properties.

The expense to income ratio, excluding goodwill amortisation and significant items fell to 52.4 per cent from 53.6 per cent last year.

The charge for bad and doubtful debts increased to $87 million (30 September 2001: $77 million). This was due to the increase in the general provision for doubtful debts which reflects the growth in risk weighted assets during the year as well as a $7 million charge to offset $9 million of income recognised during the year relating to the consolidated entity's mortgage insurance business.

The effective tax rate for 30 September 2002 was 35.9% (30 September 2001: 38.6%), reflecting a reduction in the company tax rate from 34% to 30%.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

Statement of Financial Position

Total assets were $55.0 billion at 30 September 2002 (30 September 2001: $52.1 billion), an increase of 5.7%. The following items impacted total assets:

- The securitisation of $2.6 billion of residential lending receivables through the Crusade Program;
- Strong growth in the utilisation of bank acceptances by commercial banking customers. The focus on this product has resulted in growth of 42.1 per cent; and
- Loans and receivables grew to $42.8 billion (30 September 2001: $39.7 billion), an increase of 7.7 %.

Total liabilities increased by 5.6% per cent to $51.2 billion (30 September 2001: $48.4 billion). Significantly, retail funding experienced strong growth during the year. The improvement has resulted from a focus on the development of the consolidated entity's retail funding products, specifically the 'directsaver' account from the 'dragondirect' channel and Portfolio Cash Management Account (Portfolio CMA). The directsaver, introduced in August 2000, has approximately $3.4 billion in deposit funds within 92,000 customer accounts, while balances invested with the Portfolio CMA have grown 66.7% to $4.0 billion.

Shareholders' equity increased to $3.8 billion from $3.6 billion at 30 September 2001, primarily due to the issue of 11.9 million shares under the Bank's dividend reinvestment plan and a $17 million increase in the asset revaluation reserve.

Statement of Cash Flows

Net cash used in operating activities was $1,370 million. This was due to cash used to purchase trading securities.

Net cash used in investing activities of $3,048 million was mainly used to increase loans and receivables.

Net cash provided by financing activities of $3,273 million reflected an increase in retail funding and $300 million of subordinated note issues.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2002

	NOTE	Consolidated 2002 $M	2001 $M
Interest income		**3,064**	3,311
Interest expense		**1,731**	2,076
Net interest income		**1,333**	1,235
Other income	2	**852**	690
Total ordinary income (net of interest expense)		**2,185**	1,925
Charge for bad and doubtful debts		**87**	77
Operating expenses			
- staff		**586**	507
- computer and equipment		**250**	164
- occupancy		**128**	116
- administration and other		**283**	298
Total operating expenses	2	**1,247**	1,085
Share of net loss of associates accounted for using the equity method		**1**	3
Goodwill amortisation and write-off	2	**182**	99
Profit from ordinary activities before income tax		**668**	661
Income tax expense	2	**240**	255
Profit from ordinary activities after income tax		**428**	406
Net profit attributable to outside equity interests		**1**	1
Net profit attributable to members of the Bank		**427**	405
Non Owner Changes in Equity			
Net increase in asset revaluation and realisation reserve		**17**	3
Net increase in claims equalisation reserve		**3**	3
		20	6
Total change in equity other than those resulting from transactions with owners as owners		**447**	411
Dividends per ordinary share (cents)	3	**80**	65
Basic earnings per ordinary share (cents)	4	**74.8**	71.9
Diluted earnings per ordinary share (cents)	4	**76.0**	72.4
Basic earnings per preferred resetting yield marketable equity security ($)	4	**6.36**	6.36

The Statement of Financial Performance should be read in conjunction with the discussion and analysis on pages 1 and 2 and the accompanying notes to the financial statements.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2002

	NOTE	Consolidated 2002 $M	Consolidated 2001 $M
ASSETS			
Cash and liquid assets		**414**	1,093
Due from other financial institutions		**239**	458
Trading securities		**5,778**	3,569
Investment securities		**391**	463
Loans and other receivables		**42,767**	39,699
Bank acceptances of customers		**1,662**	1,170
Investments in associated companies		**10**	123
Other investments		**108**	93
Property, plant and equipment		**546**	534
Goodwill		**1,377**	1,409
Other assets		**1,712**	3,445
TOTAL ASSETS		**55,004**	52,056
LIABILITIES			
Deposits and other borrowings		**38,394**	35,539
Due to other financial institutions		**912**	790
Bank acceptances		**1,662**	1,170
Provision for dividends		**221**	179
Income tax liability		**272**	265
Other provisions		**115**	91
Bonds and notes		**7,303**	7,776
Loan capital		**1,002**	769
Bills payable and other liabilities		**1,285**	1,851
TOTAL LIABILITIES		**51,166**	48,430
NET ASSETS		**3,838**	3,626
SHAREHOLDERS' EQUITY			
Share capital	5	**3,349**	3,127
Reserves		**79**	59
Retained profits	6	**71**	102
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		**3,499**	3,288
Outside equity interests in controlled entities		**339**	338
TOTAL SHAREHOLDERS' EQUITY		**3,838**	3,626

The Statement of Financial Position should be read in conjunction with the discussion and analysis on pages 1 and 2 and the accompanying notes to the financial statements.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Consolidated	
	2002	2001
	$M	$M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	**3,074**	3,329
Interest paid	**(1,762)**	(2,136)
Dividends received	**2**	1
Other income received	**926**	839
Operating expenses paid	**(1,171)**	(1,119)
Income taxes paid	**(231)**	(243)
Net payments from the sale and purchase of trading securities	**(2,208)**	(442)
Net cash (used in)/provided by operating activities	**(1,370)**	229
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of controlled entities	**(33)**	-
Disposal of controlled entity	**(2)**	-
Restructuring costs	**(18)**	(43)
Net proceeds from sale of investment securities	**72**	769
Net increase in loans and other receivables	**(2,764)**	(310)
Payments for shares	**(24)**	(58)
Proceeds from sale of shares	**28**	18
Proceeds from sale of Advance Property Fund units	**-**	156
Research and development costs	**(11)**	(9)
Payments for property, plant and equipment	**(74)**	(52)
Proceeds from sale of property, plant and equipment	**10**	24
Net increase in other assets	**(232)**	(63)
Net cash (used in)/provided by investing activities	**(3,048)**	432
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	**2,542**	551
Proceeds from other borrowings	**19,758**	21,398
Repayment of other borrowings	**(19,232)**	(21,260)
Proceeds from loan capital	**301**	-
Repayment of loan capital	**-**	(198)
Net increase/(decrease) in other liabilities	**95**	(380)
Share buyback	**-**	(376)
Proceeds from issue of shares	**99**	27
Net proceeds from the issue of PRYMES	**-**	291
Dividends paid	**(290)**	(341)
Net cash provided by/(used in) financing activities	**3,273**	(288)
Net (decrease)/increase in cash and cash equivalents held	**(1,145)**	373
Cash and cash equivalents held at the beginning of the financial year	**676**	303
Cash and cash equivalents held at the end of the financial year	**(469)**	676

The Statement of Cash Flows should be read in conjunction with the discussion and analysis on pages 1 and 2 and the accompanying notes to the financial statements.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 1 BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039: Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosure required by AASB 1039 have been derived from the Full Financial Report of the consolidated entity for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity's Full Financial Report. The Concise Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's Full Financial Report. The accounting policies are consistent with those of the previous year.

FILE NO. 82-3809

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 2 INDIVIDUALLY SIGNIFICANT ITEMS

	Consolidated 2002 $M	2001 $M
Other income		
Other income before individually significant items	834	682
Individually Significant Items		
Profit on sale of shares (i)	18	-
Write back of excess provisions	-	8
	18	8
Total other income	852	690
Operating expenses		
Operating expenses before individually significant items	1,135	1,027
Individually Significant Items		
Write-down of investments (ii)	22	30
Restructure costs (iii)	30	-
Write off of deferred expenditure balances (iv)	60	-
Write-down of investment in WealthPoint Limited	-	22
Write-down of investment in SMS Management and Technology Limited	-	6
	112	58
Total operating expenses	1,247	1,085
Goodwill		
Goodwill charge before significant item	110	99
Individually Significant Items		
Goodwill write-off (v)	72	-
Total goodwill charge	182	99
Income tax expense		
Income tax expense before individually significant items	270	265
Individually Significant Items		
Income tax expense on profit on sale of shares (i)	4	-
Income tax benefit on write-down of investments (ii)	(7)	(10)
Income tax benefit on restructure costs (iii)	(9)	-
Income tax benefit on deferred expenditure write-off (iv)	(18)	-
Income tax expense on write-back of excess provisions	-	2
Income tax benefit on write-down of SMS Management and Technology Limited	-	(2)
	(30)	(10)
Total income tax expense	240	255
SUMMARY		
Loss before tax from individually significant items	(166)	(50)
Tax benefit attributable to individually significant items	(30)	(10)
Net loss after tax from individually significant items	(136)	(40)

Discussion - September 2002

(i) In September 2002, the Bank entered into an agreement to sell 16,850,145 shares it held in Cashcard Australia Limited. A profit of $18 million ($14 million after tax) was recognised in respect of this transaction.

(ii) Investments have been written down by $22 million ($15 million after related income tax benefit) at 31 March 2002 reflecting a downward revision of their future anticipated revenues.

(iii) As a result of the Even Better Bank (EBB) project, the consolidated entity recognised a restructuring charge of $30 million ($21 million after tax) at 30 September 2002. The restructuring charge includes staff redundancy payments, outplacement services and costs associated with properties no longer required.

(iv) The deferred expenditure write-off of $60 million ($42 million after tax) resulted from a detailed review of both completed projects and projects under development. The write-off comprises the following:
- $31 million due to a reduction in expected future benefits, including certain specific elements of the St.George/Advance Bank core computer systems integration, a component of the work done on the Bank's new front end lending platform and certain projects cancelled as a direct result of EBB.
- $19 million resulting from the refinement of the consolidated entity's capitalisation policy which now involves expensing all development costs below $200,000 and all project support costs.
- $10 million due to certain system developments having superseded functionality and revisions to their estimated useful life.

(v) A strategic review of the Wealth Management Division was conducted during the year. As a result of the strategic review and the reassessment of the future benefits associated with ongoing WealthPoint businesses, an additional $72 million of goodwill has been written-off at 31 March 2002.

Discussion - September 2001

Discussion regarding comparative significant items is included in the Full Financial Report. A full explanation is also included in the prior year Concise Financial Report.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 3 DIVIDENDS PROVIDED FOR OR PAID

Type	Cents Per Share	$M	Date of Payment	Franking Rate	Percentage Franked
2002					
Interim - ordinary shares	**38.0**	**188**	**2-Jul-02**	**30%**	**100%**
Final - ordinary shares	**42.0**	**209**	**13-Dec-02**	**30%**	**100%**
Depositary capital securities (1)(7)		**10**	**31-Dec-01**	-	-
Depositary capital securities		**19**	**28-Jun-02**	-	-
Depositary capital securities (2)		**10**	**31-Dec-02**	-	-
Preferred resetting yield marketable equity securities (4)		**7**	**20-Feb-02**	**30%**	**100%**
Preferred resetting yield marketable equity securities		**10**	**20-Aug-02**	**30%**	**100%**
Preferred resetting yield marketable equity securities (5)		**2**	**20-Feb-03**	**30%**	**100%**
		455			
2001					
Interim - ordinary shares	31.0	143	29-Jun-01	34%	100%
Final - ordinary shares	34.0	165	14-Dec-01	30%	100%
Converting preference shares (6)	67.5	5	28-Nov-00	34%	100%
Converting preference shares	44.8	11	29-Mar-01	34%	100%
Depositary capital securities (3)		9	31-Dec-00	-	-
Depositary capital securities		21	02-Jul-01	-	-
Depositary capital securities (1)		11	31-Dec-01	-	-
Preferred resetting yield marketable equity securities		9	20-Aug-01	30%	100%
Preferred resetting yield marketable equity securities (4)		3	20-Feb-02	30%	100%
		377			

(1) A total dividend of $21 million was paid of which $10 million related to the 2002 financial year and $11 million related to the 2001 financial year.
(2) A total dividend of approximately $20 million will be payable on 31 December 2002 of which $10 million relates to the 2002 financial year.
(3) A total dividend of $19 million was paid of which $9 million related to the 2001 financial year.
(4) A total dividend of $10 million was paid on 20 February 2002 of which $3 million related to the 2001 financial year.
(5) A total dividend of $9 million will be payable on 20 February 2003 of which $2 million relates to the 2002 financial year.
(6) A total dividend of $16 million was paid on 28 November 2000 of which $5 million related to the 2001 financial year.
(7) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

It is anticipated that the balance of the consolidated franking account will be $131 million (2001: $17 million) after adjusting for:
(i) franking credits that will arise from the payment of income tax payable as at the end of the year;
(ii) franking debits that will arise from the payment of dividends proposed as at the end of the year;
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. As a result, consolidated "franking credits available" as at 30 September 2002 were $131 million instead of $324 million. If the Act had taken effect on 1 July 2001, the anticipated consolidated franking balance converts from $40 million as disclosed in last year's Concise Financial Report to $17 million at 30 September 2001.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 4 EARNINGS PER SHARE

	Consolidated	
	2002	2001
Earnings per share		
Basic - ordinary (cents)	**74.8**	71.9
Diluted - ordinary (cents)	**76.0**	72.4
Basic - preferred resetting yield marketable equity security (PRYMES) ($)	**6.36**	6.36
Alternative earnings per share [1]		
Basic - ordinary (cents)	**124.7**	101.6
Diluted - ordinary (cents)	**124.1**	101.4
Weighted average number of shares		
Basic - ordinary	**493,047,917**	467,389,915
Diluted - ordinary	**510,723,503**	480,286,599
Basic - PRYMES	**3,000,000**	1,816,438

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 5 SHARE CAPITAL

	Consolidated		Consolidated	
	2002	2001	**2002**	2001
	$M	$M	**No. of shares**	No. of shares
Issued and paid-up capital:				
498,097,921 Ordinary shares, fully paid (2001: 483,828,232)	**3,043**	2,821		
3,000,000 Preferred resetting yield marketable equity securities (2001: 3,000,000)	**291**	291		
General reserve	**15**	15		
	3,349	3,127		
Movements in ordinary share capital:				
Balance at beginning of financial year	**2,821**	2,659	**483,828,232**	455,439,731
Shares bought back	**-**	(376)	**-**	(22,790,119)
Conversion of non-redeemable, non-cumulative converting preference shares	**-**	360	**-**	28,168,842
Conversion of unissued allotted capital	**-**	140	**-**	18,440,000
Dividend Reinvestment Plan				
- Final dividend 2000/2001	**54**	-	**3,334,926**	-
- Final dividend 2000/2001 - underwritten	**81**	-	**4,964,412**	-
- Interim dividend 2000/2001	**-**	12	**-**	732,044
- Interim dividend 2001/2002	**69**	-	**3,598,233**	-
Executive Option Plan	**18**	27	**1,768,333**	3,110,000
Employee Reward Share Plan	**-**	-	**340,312**	479,534
Employee Performance Share Plan	**-**	-	**263,473**	248,200
Share issue costs	**-**	(1)	**-**	-
Balance at end of financial year	**3,043**	2,821	**498,097,921**	483,828,232

Issued and uncalled capital:

8,028 Borrowers' shares unpaid (2001: 10,968)

330,233 Depositors' shares unpaid (2001: 364,930)

NOTE 6 RETAINED PROFITS

	2002 $M	2001 $M
Net profit after income tax attributable to members of the Bank	**427**	405
Retained profits at the beginning of the financial year	**102**	77
Total available for appropriation	**529**	482
Dividends	**455**	377
Transfer to reserve	**3**	3
Retained profits at the end of the financial year	**71**	102

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 7 SEGMENTAL RESULTS

(a) Business Segments

Business segments are based on the consolidated entity's organisational structure. The consolidated entity comprises four business segments, namely:

Personal Customers (PC) - formerly Personal and Small Business Banking. This division is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking, general and life insurance. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB) - responsible for liquidity requirements, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange and money market, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the consolidated entity's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM) – formerly Investment Services. This division is responsible for providing funds management and administration, margin lending, financial planning, investment advice and private banking services. General and life insurance businesses are not included in WM. These insurance businesses are part of PC's operations.

Effective 1 October 2001 a portfolio of small business banking accounts was transferred from IBB to PC. On that date, total assets of $444 million and liabilities of $709 million were transferred. Also on that date, the operations of the Cairns branch, including $126 million of assets and $12 million of liabilities were transferred from BSA to PC.

As part of the consolidated entity's new business model developed through the EBB program, effective 1 October 2002, the following changes have occurred:

- Gold Segment (high value retail customers) were transferred from PC to WM.
- Life and general insurance businesses were transferred from PC to WM.
- Small business banking customers with borrowings greater than $250,000 were transferred from PC to IBB.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 7 SEGMENTAL RESULTS (continued)

For the year ended 30 September 2002	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	786	302	202	43	-	1,333
Non-interest income	325	169	58	205	77	834
Individually significant items	-	-	-	-	18	18
Total segment revenue	1,111	471	260	248	95	2,185
Segment expense						
Bad and doubtful debts	45	32	6	1	3	87
Operating expenses						
- Other provisions	14	12	3	13	9	51
- Depreciation	40	5	8	2	13	68
- Deferred expenditure amortisation	39	5	7	1	14	66
- Other expenses	500	156	124	179	(9)	950
Total operating expenses	593	178	142	195	27	1,135
Individually significant items	-	-	-	-	184	184
Goodwill amortisation	-	-	-	-	110	110
Total segment expense	638	210	148	196	324	1,516
Share of loss of investments in associates	-	-	-	-	1	1
Profit/(loss) before income tax expense	473	261	112	52	(230)	668
Expense to income ratio	53.4%	37.8%	54.6%	78.6%		
Income tax expense						270
Income tax benefit on individually significant items						(30)
Profit after income tax						428
Outside equity interest (OEI)						1
Profit after income tax and OEI						427

As at 30 September 2002	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	10	10
- other assets	26,372	17,016	6,605	2,201	2,800	54,994
Segment Assets	26,372	17,016	6,605	2,201	2,810	55,004
Segment Liabilities	20,048	25,095	4,608	390	1,025	51,166
Other Segment Disclosure						
- Securitised loans	5,694	35	-	-	-	5,729
- Managed funds	-	-	-	17,447	-	17,447

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 7 SEGMENTAL RESULTS (continued)

For the year ended 30 September 2001	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	721	330	187	26	(29)	1,235
Non-interest income	274	143	55	157	53	682
Individually significant items	-	-	-	-	8	8
Total segment revenue	995	473	242	183	32	1,925
Segment expense						
Bad and doubtful debts	36	42	4	-	(5)	77
Operating expenses						
- Other provisions	7	10	1	13	10	41
- Depreciation	40	5	7	1	12	65
- Deferred expenditure amortisation	30	3	4	1	8	46
- Other expenses	500	157	130	130	(42)	875
Total operating expenses	577	175	142	145	(12)	1,027
Individually significant items	-	-	-	-	58	58
Goodwill amortisation	-	-	-	-	99	99
Total segment expense	613	217	146	145	140	1,261
Share of loss of investments in associates	-	1	-	-	2	3
Profit/(loss) before income tax expense	382	255	96	38	(110)	661
Expense to income ratio	58.0%	37.0%	58.7%	79.2%		
Income tax expense						265
Income tax benefit on individually significant items						(10)
Profit after income tax						406
Outside equity interest (OEI)						1
Profit after income tax and OEI						405

As at 30 September 2001	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	123	123
- other assets	23,958	17,697	6,260	1,518	2,500	51,933
Segment Assets	23,958	17,697	6,260	1,518	2,623	52,056
Segment Liabilities	17,639	25,681	4,348	245	517	48,430
Other Segment Disclosure						
- Securitised loans	4,990	80	-	-	-	5,070
- Managed funds	-	-	-	15,391	-	15,391

(b) Geographical Segments

The consolidated entity operates predominantly in Australia.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 8 REMUNERATION OF NON-EXECUTIVE DIRECTORS

Remuneration paid or payable to each director of the Bank, from the Bank and related entities is as follows:

Non-executive directors	-----Directors' Fee----- Cash $'000	Shares [a] $'000	Sub Total $'000	Fixed Remuneration [b] $'000	Superannuation [c] $'000	Retirement Payment $'000	Total $'000
F J Conroy	230	20	250	256 [d]	7	-	513
J J Mallick	121	25	146	-	9	-	155
L F Bleasel	108	-	108	-	9	-	117
J S Curtis	61	45	106	-	9	-	115
G Ettinger (e)	62	30	92	-	7	283	382
P D R Isherwood	22	84	106	-	9	-	115
L B Nicholls (f)	8	-	8	-	1	-	9
G J Reaney	58	60	118	-	9	-	127
J M Thame	108	-	108	-	9	-	117
	778	264	1,042	256	69	283	1,650

(a) During the year, 15,185 shares were acquired on market and allocated to 6 non-executive directors under the Non-Executive Directors' Share Purchase Plan. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares less brokerage, stamp duty and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational.

(b) Fixed remuneration comprises cash salary.

(c) Superannuation Guarantee Charge (SGC) applicable to non-executive directors under 70 years of age.

(d) Paid to Mr Conroy in his capacity as Executive Chairman from 1 October 2001 to 13 January 2002.

(e) Ms G Ettinger retired as a director of St.George Bank Limited on 29 July 2002. Remuneration includes a retirement benefit made in accordance with the Bank's Constitution.

(f) Mrs L B Nicholls was appointed a director of St.George Bank Limited on 29 July 2002.

NOTE 9 REMUNERATION OF EXECUTIVE OFFICERS (a)

Cash and benefits (current employees)

Name and position	Fixed (b) $'000	At Risk (c) $'000	Total $'000
G. Kelly (d) Chief Executive Officer and Managing Director	692	800	1,492
G. Bartlett Group Executive - Institutional and Business Banking	475	425	900
S. McKerihan Chief Financial Officer	575	245	820
J. Loebenstein Group Executive - Information Technology	450	170	620
B. Wright Chief General Manager - Human Resources	400	160	560
P. Clare (e) Group Executive - Strategy	216	135	351

(a) The executive officers named above are the Chief Executive Officer and Managing Director and the five highest paid current members of the Executive Committee for the year ended 30 September 2002. The above table excludes individuals who are not direct reports of the Chief Executive Officer and Managing Director, whose remuneration, consistent with market practice in the industry, in any given year exceeds that received by a member of the Executive Committee.

(b) Fixed remuneration comprises cash salary, available package options grossed-up by related fringe benefits tax where applicable and company superannuation based on the prevailing SGC.

(c) At risk remuneration relates to performance in the 30 September 2002 year. The amount payable is dependent upon corporate, divisional and individual performance assessed against a balance of financial and non-financial measures.

(d) Commenced on 14 January 2002 and appointed as Managing Director of St.George Bank Limited on 29 January 2002.

(e) Commenced on 25 February 2002.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 9 REMUNERATION OF EXECUTIVE OFFICERS (continued)

Performance shares and options (current employees)

Details of awards granted, comprising rights over unissued shares, granted under the Employee Performance Share Plan and options granted under the Executive Option Plan during the year to the Chief Executive Officer and Managing Director and the five highest paid current members of the Executive Committee for the year ended 30 September 2002 are as follows:

	Performance awards				Options granted				
Name and position	No. of awards allotted	Grant date	Vesting date	Fair Value per award $	Grant date	No. of options granted	Exercise price $	Date first exercisable	Fair Value per option $
G. Kelly	25,000 (1)	12-Dec-01	12-Dec-01	16.91	12-Dec-01	250,000	16.91	12-Jun-04	2.50
Chief Executive Officer and Managing Director					12-Dec-01	250,000	16.91	12-Jun-05	2.50
					12-Dec-01	500,000	16.91	12-Jun-06	2.50
G. Bartlett	9,895	01-Oct-01	15-Nov-03	14.64		-	-	-	-
Group Executive - Institutional and Business Banking	19,790	01-Oct-01	15-Nov-04	14.64					
S. McKerihan	11,924	01-Oct-01	15-Nov-03	14.64		-	-	-	-
Chief Financial Officer	23,848	01-Oct-01	15-Nov-04	14.64					
J. Loebenstein	7,703	01-Oct-01	15-Nov-03	14.64		-	-	-	-
Group Executive - Information Technology	15,406	01-Oct-01	15-Nov-04	14.64					
B. Wright	8,188	01-Oct-01	15-Nov-03	14.64		-	-	-	-
Chief General Manager - Human Resources	16,376	01-Oct-01	15-Nov-04	14.64					
P. Clare	2,797 (1)	25-Feb-02	25-Feb-03	17.88		-	-	-	-
Group Executive - Strategy	2,797 (1)	25-Feb-02	25-Feb-04	17.88					
	2,797 (1)	25-Feb-02	25-Feb-05	17.88					
	3,729	25-Feb-02	15-Nov-03	17.88					
	7,458	25-Feb-02	15-Nov-04	17.88					

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 9 REMUNERATION OF EXECUTIVE OFFICERS (continued)

Performance Hurdles

Performance Awards

(1) No performance hurdles relate to these awards as they represent compensation for incentives foregone by the respective executive on leaving their former employer.

Performance hurdles in respect of the other awards granted under the Employee Performance Share Plan during the year are as follows:

The awards vest in full for nil consideration subject to tenure and if basic earnings per share (EPS) before goodwill and significant items, equal or exceed 118.1 cents in the 30 September 2002 year, 131.3 cents in the 30 September 2003 year and 145.3 cents in the 30 September 2004 year. Where EPS is less than 113.8 cents, 122.9 cents and 132.7 cents in each of these respective years, then the awards are forfeited. Where EPS falls between these targets in each of these years then entitlement to awards is determined on a pro rata basis. In the event that a takeover offer for the Bank becomes unconditional, the awards vest in full.

Executive Options

Performance hurdles relating to options granted to the Chief Executive Officer and Managing Director, Mrs G. Kelly, during the year are as follows:

No. of options	Performance hurdle
250,000	Basic EPS (before goodwill and significant items) for the two year period ended 30 September 2003 grows at an annual rate of 10 percent compounded annually over the 30 September 2001 basic EPS result of 101.9 cents. This equates to 123.3 cents.
250,000	Basic EPS (before goodwill and significant items) for the year ended 30 September 2004 exceeds EPS for 30 September 2003 by more than 10 percent or reaches at least 135.6 cents.
500,000	Basic EPS (before goodwill and significant items) for the year ended 30 September 2005 exceeds EPS for 30 September 2004 by more than 10 percent or reaches at least 149.2 cents.

In the event that a takeover offer for the Bank becomes unconditional, the options become exercisable.

Valuation of Options

The fair value of options granted during the year has been determined using the Black-Scholes option pricing model. This valuation takes into account the price at the grant date, the exercise price for options, the expected life of the option, expected dividends and volatility in the price of the underlying stock. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable).

Valuation of Awards

The fair value of awards has been determined based on the volume weighted average share price of the Bank's ordinary shares using the five day trading period before the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable).

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

NOTE 9 REMUNERATION OF EXECUTIVE OFFICERS *(continued)*

Cash and benefits (former employees)

Name and position	Remuneration Fixed (a) $'000	At Risk (b) $'000	Other Benefits $'000	Total $'000
W. Ott (c) Former Group Executive Personal Customers	550	450	246 [(d)]	1,246
R. Cawsey (e) Former Group Executive Wealth Management	222	-	480 [(f)]	702

(a) Fixed remuneration comprises cash salary, available package options grossed-up by related fringe benefits tax where applicable and company superannuation based on the prevailing Superannuation Guarantee Charge (SGC).

(b) At risk remuneration relates to performance in the 30 September 2002 year. The amount payable is dependent upon corporate performance assessed against a balance of financial and non-financial measures.

(c) Mr Ott completed his contract term with the Bank on 30 September 2002.

(d) Comprises contractual payment of relocation costs, travel and accommodation benefits.

(e) Mr Cawsey resigned on 29 March 2002.

(f) Contracted termination payment.

Performance shares and options (former employees)

Details of awards, comprising rights over unissued shares, granted under the Employee Performance Share Plan and options granted under the Executive Option Plan during the year are as follows:

Name and position	Performance awards: No. of awards granted	Grant date	Vesting date	Fair Value Per Award $	Options granted: Grant Date	No. of options granted	Exercise price $	Date first exercisable	Fair Value Per Option $
W. Ott	15,730 (1)	1-Oct-01	15-Nov-03	14.64	-	-	-	-	-
Former Group Executive	31,460 (2)	1-Oct-01	15-Nov-04	14.64	-	-	-	-	-
Personal Customers									
R. Cawsey	-	-	-	-	1-Oct-01	66,667 (3)	14.64	15-Nov-03	1.53
Former Group Executive	-	-	-	-	1-Oct-01	133,334 (3)	14.64	15-Nov-04	1.57
Wealth Management									

(1) As a result of termination, these awards are exercisable on 15 November 2002 subject to the achievement of pre-determined earnings per share targets in respect of the year ended 30 September 2002. The awards vest in full in the event that a takeover offer for the Bank becomes unconditional before 15 November 2002.

(2) These awards were forfeited on termination of employment.

(3) These options lapse twelve months after the termination date of employment. The performance hurdles relating to these options when granted were that the options are exercisable in full if basic earnings per share (EPS) before goodwill and significant items, equal or exceed 118.1 cents in the 30 September 2002 year, 131.3 cents in the 30 September 2003 year and 145.3 cents in the 30 September 2004 year. Where EPS is less than 113.8 cents, 122.9 cents and 132.7 cents in each of these respective years then the options are forfeited. Where EPS falls between these targets in each of these years, then entitlement to options is determined on a pro rata basis.

ST.GEORGE BANK LIMITED
AND ITS CONTROLLED ENTITIES
CONCISE FINANCIAL REPORT
DIRECTORS' DECLARATION
FOR THE YEAR ENDED 30 SEPTEMBER 2002

In the opinion of the directors of St.George Bank Limited the accompanying Concise Financial Report of the consolidated entity, comprising St.George Bank Limited and its controlled entities for the year ended 30 September 2002, set out on pages 1 to 17:

(a) has been derived from or is consistent with the Full Financial Report for the financial year; and

(b) complies with Accounting Standard AASB 1039: Concise Financial Reports.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

F J Conroy
Chairman

G P Kelly
Chief Executive Officer and Managing Director

Dated at Sydney, New South Wales
6 November 2002

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT
TO THE SHAREHOLDERS OF
ST.GEORGE BANK LIMITED
FOR THE YEAR ENDED 30 SEPTEMBER 2002

SCOPE

We have audited the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 9, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, set out on pages 1 to 17 in order to express an opinion on it to the members of the Company. The Company's directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2002. Our audit report for the Full Financial Report was signed on 6 November 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039: Concise Financial Reports issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2002 complies with AASB 1039: Concise Financial Reports issued in Australia.

KPMG

KPMG

J F Teer
Partner

45 Clarence Street,
Sydney, New South Wales, 2000
6 November 2002

FILE NO. 82-3809

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	499
Pages (Includes this page):	28
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Date Sent:	6 November 2002

Please find attached slides to be presented to the St.George Bank analysts briefing at 10.30 am this morning. A webcast of the presentation by the Managing Director, together with the slides, will be available on the St.George Bank website at www.stgeorge.com.au.

Yours sincerely,

Michael Bowan
General Counsel and Secretary

st.george

FULL YEAR RESULTS

6 November 2002



2

AGENDA

- RESULT HIGHLIGHTS: Gail Kelly
- FINANCIAL OVERVIEW: Steve McKerihan
- STRATEGY OVERVIEW: Gail Kelly

st.george

RESULT HIGHLIGHTS



Gail Kelly — Managing Director

WE HAVE DELIVERED

- An excellent operational result
- Strong revenue growth
- Stable margins
- Resilient and profitable growth in managed funds
- Superior credit quality
- Strong dividend growth

PROFIT RESULT

5

	Sep 2002	Sep 2001	% Change
Profit Before Sig. Items	$505m	$376m	34
Profit After Sig. Items	$369m	$336m	10
Earnings per Share*	124.7¢	101.6¢	23
Return on Equity*	19.6%	16.6%	
Expense to Income*	52.4%	53.6%	
Dividend	80 cents	65 cents	23

*Calculated before significant items and goodwill amortisation

SUSTAINED FINANCIAL PERFORMANCE

6


$m
NPAT**
280
240
200
160
120
261
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02
cents
EPS*
130
120
110
100
90
80
70
126.9
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02
%
ROE*
22
20
18
16
14
12
10
19.8
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02
%
Expense/Income Ratio*
60
56
52
48
52.1
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02

**Before significant items
*Calculated before significant items and goodwill amortisation


DRIVING SHAREHOLDER VALUE
7
$
220
200
180
160
140
120
100
80
60
202
149
120
Mar-99
Jul-99
Nov-99
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Oct-02
ASX AO Acc
SGB Total Return
ASX Banks Acc
Total shareholder return includes capital appreciation and dividends. Assumes base of $100 in March 99.
Source: Bloomberg Financial Services and ASX.


SOLID LENDING AND DEPOSIT GROWTH
8
Total Lending*
9.2%
$bn
50
45
40
35
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Total Retail Deposits
13.3%
$bn
30
28
26
24
22
20
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
*On and off balance sheet


BUILDING INCOME WHILE MAINTAINING MARGINS
9
Net-Interest Income
$m
7.9%
1400
1300
1200
1100
1333
1235
Sep-99
Sep-00
Sep-01
Sep-02
Interest Margin^
%
2.9
2.8
2.7
2.6
2.5
2.4
2.79
2.82
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
^ Group interest margin


NON-INTEREST INCOME MOMENTUM CONTINUES
10
Non-Interest Income*
$m
22%
900
800
700
600
500
400
300
834
682
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Other Income/Total Income*
%
40
35
30
25
20
38.5%
35.6%
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
* Before significant items

RESILIENT MANAGED FUNDS GROWTH


SEALCORP- Funds Under Administration
12.3%
$bn
13.5
12.5
11.5
10.5
9.5
8.5
7.5
6.5
Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02
Advance- Funds Under Management
20.5%
$bn
3.1
2.9
2.7
2.5
2.3
2.1
1.9
1.7
Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02

CREDIT QUALITY REMAINS A DIFFERENTIATOR


Impaired Assets/ Receivables
%
1.0
0.8
0.6
0.4
0.2
0.0
0.72
0.20
Mar-00 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02
Average of the 4 Majors
St.George

- Low risk lending mix
- Bad and doubtful debts expense only 0.16% of average assets
- Minimal large exposures
- Conservative general and specific provisioning
- Residential past due loans down 17% to $63m

OUR CUSTOMER SATISFACTION ADVANTAGE

13


Customer Satisfaction Ratings
%
75
70
65
60
55
50
70.5
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
St.George
Average of the 'Big 4'

Source: Roy Morgan Research, June 2002

Base: Respondents with transaction accounts at institution (aged 14+)

st.george

FINANCIAL OVERVIEW



Steve McKerihan Chief Financial Officer

STRONG OPERATIONAL RESULT*


$m
700
650
600
550
500
450
400
350
376
152
98
11
2
10
5
11
108
505
Non-Interest Income
Net Interest Income
Preference Dividends
Associates
BDD
Income Tax
Goodwill Amortisation
Operating Expenses
Sep-01
Sep-02

*Before significant items

NON-INTEREST INCOME

	Sep-02 $m	Sep-01 $m	Change %
Product fees & commissions			
-lending	81	77	5
-deposits & other accounts	200	188	6
-electronic banking	154	122	26
Managed funds	178	152	17
Financial markets	45	37	22
Securitisation	73	44	66
Bill Acceptance Fees	32	18	78
Other	71*	44	61
TOTAL	834	682	22

*Includes WealthPoint impact of $20m.

BUSINESS VOLUMES GROW STRONGLY

	Sep 2002 $bn	Sep 2001 $bn	Change %	Market Growth %
Total Lending*	50.2	45.9	9.2	10.5^
Retail Deposits	29.7	26.2	13.3	10.7^^
Managed Funds	17.4	15.4	13.4	8.8**

* Includes securitised loan balances and bill acceptances
** Source: ASSIRT
^ Source: RBA Bulletin - Total aggregate credit growth (system) @ Aug'02
^^ Source: Australian Bankers' Association – Total retail deposits @ Aug'02

DRIVERS OF $108M EXPENSE INCREASE*


Deferred expenditure amortisation
$18m
Management redundancies
$6m
October pay increase
WealthPoint
$28m
$9m
Printing & stationery
Additional staff
$6m
$9m
$4m
Other
Project costs
Sale and lease backs

SEP-01 to SEP-02

*Excludes goodwill and significant items

SIGNIFICANT ITEMS IN 2002 RESULT

19

		$m
FIRST HALF -	Investment write-downs	-94
SECOND HALF -	Restructuring charge	-30
	Deferred expenditure write-down	-60
	Sale of Cashcard	+18
TOTAL SIGNIFICANT ITEMS		-166
Tax Benefit		+30
SIGNIFICANT ITEMS AFTER TAX		-136

20

DEFERRED EXPENDITURE

- Balance written down by $60m to $185m
- Write-down reflects changed strategies, priorities and alterations to business conditions
- New systems and processes established around project management
- Accounting policies tightened for deferral of expenditure

AMORTISATION PROFILE OF DEFERRED EXPENDITURE

- Existing balance of $185m expected to amortise as follows:

	$m
FY03	71
FY04	56
FY05	32
FY06	18
FY07	8

- Actual amortisation expense will be larger due to addition of new project expenditure
- Deferred expenditure balance will however decline as new spending reduces

SEGMENTAL PROFIT

	Sep-02 $m	Sep-01 $m	Contribution to segmental profit in Sep-02 %
Personal Customers	473	382	53
Institutional & Business Banking	261	255	29
BankSA	112	96	12
Wealth Management	52	38	6
Total*	898	771	100

* Segmental profit before tax

23

PERSONAL CUSTOMERS

	Sep-02 $m	Sep-01 $m	Change %
Personal Customers	473	382	24
Normalised	473	412*	15

- Net interest income grew 9.0%
- Other income up 18.6%
- Expense to income ratio improved to 53.4% from 58.0%
- Bad and doubtful debts expense represents 0.17% of total receivables

* Profit for the year is increased by $30m, due to the transfer of small business banking to PC

24

INSTITUTIONAL AND BUSINESS BANKING

	Sep-02 $m	Sep-01 $m	Change %
IBB	261	255	2
Normalised	261	225*	16

- Middle Market receivables grew by 16.2%
- Other income up 18.2%
- Expense to Income ratio increased to 37.8% from 37.0%
- Bad and doubtful debts expense represents 0.36% of total receivables

* Profit for the year is reduced by $30m due to the transfer of small business banking to PC

BANKSA

BankSA

	Sep-02 $m	Sep-01 $m	Change %
BANKSA	112	96	17

- Net interest income grew 8%
- Other Income up 5.5%
- Expense to Income improved to 54.6% from 58.7%
- Bad and doubtful debts expense represents 0.10% of total receivables

26

WEALTH MANAGEMENT

	Sep-02 $m	Sep-01 $m	Change %
Wealth Management	52	38	37

- Managed Funds have grown 13.4% to $17.4bn
- SEALCORP continues to grow strongly
- Margin lending and Advance Asset Management profitable and performing strongly
- Result for FY2002 has absorbed a $6m operating loss from WealthPoint
- Wealth Management profits exclude Insurance

CAPITAL MANAGEMENT PROGRAM

27

- *Tier one capital 7.5%*
- $2.55bn mortgage securitisations:
  - $1.80bn in Mar-02
  - $0.75bn in Sep-02
- $300m subordinated debt raisings:
  - $200m in Feb-02
  - $100m in Sep-02
- DRP continued
- Potential buy back in FY2003
- Final dividend 42 cents

st.george

STRATEGY OVERVIEW



Gail Kelly Managing Director


AGENDA
29
• Year 2002
• Strategic priorities
• The year ahead


2002 – YEAR OF FOCUS AND BUILD
30
• Recognising and using our strengths
• New strategic framework and new team
• Investment review
• Even Better Bank program
- New business model and key priorities
- Project review
- IT benchmarking study
• Clear targets: 2003 and beyond

ST.GEORGE STRATEGIC FRAMEWORK

31

Key Business Goals

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

Drive Even Better Bank program and 1st phase priorities

EVEN BETTER BANK – TWO PART PROGRAM

32

1. Customer-led growth	2. Business Productivity
Goal: Leverage deep customer knowledge to develop and implement a focused growth plan	Goal: Establish a truly competitive cost position which allows winning propositions to be offered to our customers

People and Culture

Quick Wins

FIRST PHASE PRIORITIES

33

- New Business Model and Integrated Sales and Service
- Wealth Management
- Home Loans
- Middle Market
- Brand and Customer Service
- Productivity Management

NEW BUSINESS MODEL

34

MAKING THE CUSTOMER THE CENTRE OF ALL WE DO

From product driven business model


Wealth management
Credit cards
Transaction
Wealth
Home loan customer

Product | Operations & processing | Marketing | Sales & service

To integrated customer driven business model

Segment management & marketing | Banking / wealth products | Integrated operations & processing | Integrated sales & service | Customers

NEW BUSINESS MODEL AND INTEGRATED SALES AND SERVICE

35

Customer Segments

- Key leaders appointed
- GOLD segment moved into Wealth Management
- Call centre teams aligned

Integrated Sales and Service

- Regional leaders appointed
- New sales and service system under design
- Training support in place
- Change management focus

WEALTH MANAGEMENT

36

Immediate areas of focus

- Gold customers
- SEALCORP full potential
- Wealth cross-sell into high potential personal and business customers

GOLD SEGMENT

37

Business Model

Dedicated resources

Private Bank Relationship Managers

Gold segment team

Data Mining Team

Call Centre Team

Leverage group resources

Lenders

Financial Planners & IFAs

In-branch Gold champion

Branch network
Integrated Sales and Service

Gold Customers – our top 3%

- An attractive segment
- Strong levels of satisfaction and retention
- Migration of selected priority and foundation customers
- Integrated sales and service
  - -Co-operation
  - -Training
  - -Aligned incentives

SEALCORP

38

Customer Proposition

Portal: Adviser Net

Product Offerings: WRAP; Master Trust; Individually managed accounts

Service Offerings: Complete Dealer Support Services; White Label Services; Compliance, Para Planning and Technical; Research & Ratings

Strong Performer

- Solid earnings growth
  - Reported profits up >20%
  - Transparent and quality
- Improved cost/income ratio
  - 1996: > 80%
  - 2002: < 60%
- Funds under Administration up 12.3%
- Scale platform and strong service culture
- Continued investment and innovation
  - e-wrap
  - Individually managed accounts

HOME LOANS - 2002 PERFORMANCE

39

St.George Residential Lending*


$bn
37.0
36.0
35.0
34.0
33.0
32.0
31.0
36.2
33.3
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Balances

Highlights

- Maintained excellent credit quality
- Increased group margin from 2.76% to 2.80%
- Excellent products, including market leading "Portfolio" loan

* Includes securitised loans

HOME LOANS - CHALLENGES

40

- Retention impacted by maturing introductory loan
- Sales system
- Broker service - "one size fits all"
- SGB underweight in fastest growing geographies of VIC and QLD

HOME LOANS – ACCELERATING PROFITABLE GROWTH

41

- Improved retention
  - dedicated team in place
  - better identification of 'at risk' customers
  - greater KPI weighting
  - customer management by segment
- Enhanced sales performance
  - stronger local sales management
  - improved sales skilling, coaching and incentives
- Active broker channel management
  - specialised service and support
  - segmented approach
- Increased presence in non-core geographies
  - increase numbers of mobile lenders

MIDDLE MARKET – A GROWTH STORY

42

- Formalise expertise around 5 key industries
- Extend and refine relationship management model
- Expand geographic footprint
- Align credit policies and processes
- Raise brand awareness


MIDDLE MARKET – BUILDING ON SUCCESS
Cross-sell*
6.0
5.5
5.0
4.5
4.0
4.9
5.4
5.8
Mar-02
Jun-02
Sep-02
Market Share^
%
5.0
4.8
4.6
4.4
4.2
4.0
4.5
4.9
Mar-02
Jun-02
*Cross-sell for Key Account Relationship Management Customers
^Principal transaction banker – East and Partners Aug-02


BRAND REVIEW UNDERWAY
BUILD ON OUR STRONG BASE
• Friendly and helpful
• Community oriented
• Service focused
STRETCH AND STRENGTHEN
• Wealth management expertise
• Geared to business
• Dynamic and imaginative
Customer service passion and real actions

45

OUTSTANDING CUSTOMER SERVICE STARTS WITH OUTSTANDING PEOPLE

- Right people in right roles
- Willing, able, empowered
- Investment in the front line
- Increasing our representation

St.George Group = Employer of Choice

46

PRODUCTIVITY MANAGEMENT

EBB 1st Phase

- $60m cost savings in 2003
- $80m in 2004 and beyond
- New disciplines in investment decisions
- New project processes
- Strengthened accountability at every level

EBB 2nd Phase

- Develop future IT business model
- End to end process review
- Focus on back office processes

THE YEAR AHEAD

47

- Team Agenda
- Targets
- Outlook

TEAM AGENDA

48

Maintain momentum in core businesses

Execute 1st phase priorities

Re-engineer core business processes

Re-engineer back office processes

Wealth management full potential strategy

Augment growth

49

TARGETS - 2003 AND BEYOND

EPS Growth 2003	10%
EPS Growth 2004 & 2005	Maintain double digit
Cost to Income in 2004	<50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

50

SYSTEM OUTLOOK – 2003

- Australian economy to remain robust
- GDP to be 3-4%
- Unemployment to be around 6%
- Housing growth to be 8-10%
- Business loan growth to be 6-7%
- Interest rates to tighten moderately

SUMMARY

51

- 2002- watershed year
- Strong operational result
- Robust plans in place for future growth
- Differentiated by brand, customer service and people
- Delivering sustainable, high quality earnings

52

st.george

53

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Manager, Investor Relations
Ph: 9236 3618
Mb: 0412 139 711
Email: osullivans@stgeorge.com.au